PE
6-30-02

PROTECT molex EXCEL

Molex Incorporated 2002 Annual Report

Financial Highlights

(in thousands, except per share data)

Operations	2002	2001	Change
Net revenue	**$ 1,711,497**	$ 2,365,549	(28%)
Income before income taxes and minority interest	**93,221**	291,416	(68%)
Net income	**76,479**	203,919	(63%)
Net income as a percent of net revenue	**4.5%**	8.6%	—
Return on beginning shareholders' equity	**4.3%**	12.0%	—
Per Share			
Net income:			
Basic	**$ 0.39**	$ 1.04	(63%)
Diluted	**0.39**	1.03	(62%)
Dividends per common share	**.10**	.10	—
Book value	**9.41**	9.03	4%
Outstanding shares of stock:			
Basic	**194,327**	195,471	—
Diluted	**195,986**	197,633	—
Number of shareholders:			
Common Stock	**4,446**	4,470	—
Class A Common Stock	**7,709**	7,246	—
Financial Position			
Total assets	**$ 2,253,920**	$ 2,213,627	2%
Working capital	**555,750**	517,759	7%
Long-term debt	**14,223**	19,351	(27%)
Backlog	**203,512**	269,449	(24%)
Shareholders' equity	**1,827,652**	1,765,640	4%
Long-term debt as a percent of shareholders' equity	**0.8%**	1.1%	—
Number of employees at June 30	**16,640**	16,845	(1%)
Current ratio	**2.5/1**	2.4/1	—

Use of Net Revenue



32.0% Materials
20.9% Energy, Rent, Insurance, Interest, etc.
3.2% Taxes: Business, Income and Payroll
1.1% Dividends
Wages, Salaries and Benefits **25.2%**
Depreciation and Amortization **13.1%**
Net Income **4.5%**

Sales by Region



39.6% Americas **$678.1** Million
17.6% Europe **$301.0** Million
Far East North **$351.5** Million **20.5%**
Far East South **$380.9** Million **22.3%**

Molex Incorporated is a 64-year-old global manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches, value-added assemblies, and application tooling. The company operates 55 plants in 19 countries and employs 16,640 people.

Molex serves original equipment manufacturers in industries that include automotive, business equipment, computer, computer peripheral, consumer products, industrial equipment, premises wiring and telecommunications. We offer more than 100,000 products to our customers, primarily through direct sales people and authorized distributors.

The global market for electronic connectors is estimated at $25.6 billion.* Molex is the second-largest connector manufacturer in the world in what is a fragmented but highly competitive industry.

*Source: Bishop & Associates, Inc.

PROTECT

When the global economy slowed down,
we took immediate action. Our four time-tested strategies helped
us protect profitability despite a very tough year.

Strategy 1

Maximize Short-term Revenue

To counteract the effects of the recession, Molex went on the offensive, identifying every opportunity to generate additional business and vigorously working to close the sale.

Shortened development and delivery lead times

Made ordering and obtaining product information easier and more widely accessible through molex.com, vip.molex and customer extranets

Marketed system sales capabilities more heavily

Expanded global account management

Created traveling technology/product demonstrations and other market promotions

Kept pricing competitive with market conditions

To Our Shareholders

Simply Stated:
2002 was the worst year in Molex's 64-year history. The electronics industry and much of the economy seemed to fall apart in almost every corner of the world. Our sales dramatically slowed in a matter of months. We faced oversupply, overcapacity and a torrent of canceled orders.

Molex ended 2002 on June 30 with $1.7 billion in sales—a 28% decline year over year—and net income of $76.5 million, down 63% after charges of $25.3 million. While our net profit of 4.5% was far from our traditional 10% goal, it was a considerable achievement reached only through hard work and major sacrifices by the entire global team.

We had been through recessions before, so we knew what we had to do. Unfortunately, it necessitated many tough decisions that affected all Molex people but were absolutely necessary to ensure the company's long-term viability.

We reduced our worldwide workforce from nearly 21,000 to fewer than 17,000 over 18 months. People in our organization accepted salary reductions of at least 6%, and most 10%, for more than a year, with that cut rising to 40% or higher for key officers.

It was a major challenge to explain to Molex people around the world the need to reduce staff and salaries, cut benefits and eliminate bonuses—and still keep everyone focused and positive. Most long-term employees understood, but many others could not see why we were taking such strong action when Molex was still profitable. We continued to emphasize that we required profits for future investments and to ensure the company's long-term survival.

An overwhelming majority accepted this reality, and for that support and understanding, we are greatly indebted.

We were very pleased to be able to reinstate all salaries and benefits by July 1.

Strategy In A Slowdown:
***Molex has weathered at least one major recession* every decade since our founding in 1938. We believed we would emerge from this downturn stronger if we stuck with the strategies that have guided the company through past recessions.**

These four strategies center on seemingly contradictory goals: radically reducing expenses while channeling significant funds into new product development, maximizing short-term revenue while enhancing our long-term market position.

We acted swiftly and early. We scaled our costs to our revenue, carefully reducing our workforce. We also shifted work with very high labor content to lower cost manufacturing locations. We closed and consolidated some of our smaller factories and drove down *discretionary spending in every area of our operations.* Overall, we reduced our S,G&A (selling, general and administrative) spending by $137 million.

With that savings, we were able to maintain our strong rate of investment in research and development and in new product introductions. During 2002, we applied 6.5% of sales to R&D, which led to commercialization of 403 product families.

At the same time that we were working to reduce costs, we moved aggressively to identify every opportunity

Strategy 2

Aggressively Cut Costs

2001 SG&A – 23.7% = 2002 SG&A

In 2002, we eliminated unnecessary discretionary spending in all of our operations and reduced selling, general and administrative costs by $137 million.

for near-term business and to close the sale. As a result, we believe we outperformed the connector industry.

It could have been a lot worse. In fact, it was for many companies. While we undeniably were hurt by our high involvement in the telecommunications and computer industries, we were helped by our growing business with automotive customers worldwide, by modest improvements in certain sectors of the consumer industry and by our expanding involvement in industrial applications, from factory floor to medical equipment and security.

This highlights a competitive strength of Molex: our diversified mix of customers and industries. Equally important in mitigating the impact of the recession was our geographic diversification. We participate in all major markets of the world.

Also working in our favor was the Molex Global Information System, which links virtually all functions within the company worldwide. Our past investment really paid off. Today, the system is helping us reduce costs, better manage our operations, control inventories and improve quality and service.

We also have made it faster and easier for customers to do business with us. We created a self-service environment through molex.com, vip.molex and extranets, so our customers can electronically find any of our more than 100,000 products, download drawings, obtain a price quote, order samples and track delivery.

A few telling statistics: In 2002, more than 70% of our customer orders were placed electronically, visits to molex.com reached record levels, and usage of our extranets nearly doubled.

Results By Region:

Americas (North and South America) This region had a difficult year, with revenue off 35% from the prior year and profits down 79%. The fiber optic division, which for a decade averaged 60% per annum growth, suffered from the dramatic decline in telecommunications orders, closing the year with sales down 60%.

Other factors depressing revenue included a drop in spending for computers and basic equipment and a general reduction in industrial activity.

On the positive side, the region won new U.S. automotive business and rolled out 110 new products. We improved quality, honed time-to-market capabilities and employed lean manufacturing techniques to enhance processes, build speed and cap costs.

Far East North (Japan and Korea) Sales tumbled 29% in U.S. dollars and 23% in local currencies. Profits declined 56% in U.S. dollars and 53% in local currencies.

Molex Japan struggled most of the year because of the poor local economy, but ended 2002 showing renewed strength in the consumer products sector.

The region led the company with 137 new product launches and increased its position in the automotive and industrial markets. It also worked effectively to reduce costs and improve efficiency.

Our Korean operations performed well for most of the year, with sales in the second half surpassing those for the same period in 2001. Molex has a sizeable position in computer and consumer applications in Korea. To keep pace with the country's booming economy, we opened a second connector plant there.

Strategy 3

Maintain Investment in R&D


6.5% of
net revenue
invested
in R&D
New in 2002:
403 Products
464 Patents
30% of
annual sales
from new
products

Products developed within the past three years generate on average 30% of Molex's annual sales. To ensure this competitive edge, we channeled $111.8 million or 6.5% of 2002 net revenue into research and development, with outstanding results.

Far East South (Singapore, Malaysia, China, Thailand, Taiwan and India) This region achieved higher pretax and net income—a magnificent accomplishment in a tough year. Profits were up 6% in U.S. dollars and 7% in local currencies. Sales were down 7% in U.S. dollars and 5% in local currencies. The Far East South benefited as customers, both OEMs and contract manufacturers, moved more production to China and other parts of the region, clearly demonstrating the advantages of Molex's global presence.

As with all of Molex, telecom business in the Far East South was hardest hit. However, computers, the region's largest area of business, and consumer products began a modest comeback in the second half of the year. We started seeing results from our investment in system sales facilities, with value-added assemblies contributing strongly to both sales and profits.

Our aggressive expansion in China over the past 14 years is bearing fruit. We operate four manufacturing and system sales plants there, which gives us the capacity to meet accelerating demand as customers continue to transfer production to China.

We moved our manufacturing from Taiwan to Shanghai, with Taiwan remaining an important design center. We continue to build engineering resources in the region and today have experienced technical teams in Taiwan and Singapore, with new capabilities developing in China.

Europe Reflecting the recessionary environment, this region sustained a substantial drop in sales and profits. Sales declined 28% in U.S. dollars and 29% in local currencies, while profits were 93% lower in U.S. dollars and 95% in local currencies.

Our past success concentrating in telecom hurt us in 2002. While the mobile phone business held up fairly well, a number of our customers shifted production to the Far East, helping that region, but hindering Europe. It is estimated that in 2002 as much as $500 million of total industry connector usage moved from Europe to lower cost production areas.

In response, we instituted strict cost controls, which included completing the close of our French factory and increasing our production in eastern Europe, where we opened a larger facility in Poland.

On an upnote, the region grew automotive revenue and began building industrial sales. System sales activity, which increased during the year, is expected to become a much larger part of our European business mix in 2003.

Looking Ahead:
We believe Molex has the people, products, capabilities, facilities and drive to emerge from this downturn renewed, robust, ahead of the competition.

We have a clear vision of our future and the willingness and resources to turn it into reality. We continue to concentrate on the computer, telecom, automotive and consumer markets while we also build our position in the industrial sector. We believe the opportunities in each of these industries are considerable and we are well positioned to take advantage of them.

Molex is in excellent financial condition, with $313.3 million in cash and marketable securities and only $14.2 million in long-term debt. Receivables and inventory are in good shape, and our plants and equipment are in top order.

Strategy 4

Continue to Build Market Position in Key Industries


1993
46% Computer/ Business Equipment/ Telecommunications
33% Home Entertainment/ Appliance
12% Automotive
9% Other


2002
34% Computer
21% Telecommunications
18% Automotive
17% Consumer
6% Industrial
4% Other

In 2002, Molex increased share by meeting the needs of leaders in industries with the most potential for growth. This strategy has served us well over the long term, giving us the flexibility to align our focus with opportunity. As a result, our current mix of business differs significantly from that of a decade ago.

In these times of greater corporate financial scrutiny, our clean balance sheet and history of straightforward accounting serve us well. We intend to stick to conservative Accounting 101 as we have for the past six decades.

With 55 plants in 19 countries, we are one of only a handful of connector companies that can supply products anywhere in the world.

Best of all, we have plenty of room to grow. Even though we are the second largest company in the connector industry, we have only a relatively small share of a $25.6 billion global marketplace that has a great future. We are focused on what needs to be done and experienced in doing it.

For 2003, we believe Molex can achieve sales growth in the range of 12% to 15%, with a return to our 10% net profit goal in the fourth quarter and a 7% to 8% net profit for the full year. Attaining these results clearly depends on some factors beyond our control, but it is our view as we sign this letter to you, our shareholders.

J. Joseph King
Vice Chairman and
Chief Executive Officer

Fred A. Krehbiel
Co-Chairman of the Board

Martin P. Slark
President and
Chief Operating Officer

John H. Krehbiel, Jr.
Co-Chairman of the Board


$ 1,711,497
$ 2,365,549
$ 2,217,096
$ 1,711,649
$ 1,622,975
02
01
00
99
98

Net Revenue
(in thousands of dollars)


$ 76,479
$ 203,919
$ 222,454
$ 178,029
$ 182,243
02
01
00
99
98

Net Income
(in thousands of dollars)


4.5%
8.6%
10.0%
10.4%
11.2%
02
01
00
99
98

Net Income
(as a percent of net revenue)


$ 172,497
$ 376,300
$ 336,353
02
01
00

Capital Expenditures
(in thousands of dollars)


$ 102,854
$ 140,430
$ 125,615
$ 120,918
$ 123,740
02
01
00
99
98

Net Revenue per Employee
(in dollars)


4.3%
12.0%
14.8%
14.1%
14.7%
02
01
00
99
98

Return on Beginning Shareholders' Equity


$ 111,771
$ 134,637
$ 128,839
$ 105,940
$ 93,945
02
01
00
99
98

Research and Development
(in thousands of dollars)


$ 678,065
$ 1,056,268
$ 940,601
02
01
00
98

Net Revenue Americas
(in thousands of dollars)


$ 351,542
$ 499,271
$ 521,165
$ 364,606
$ 327,741
02
01
00
99
98

Net Revenue Far East North
(in thousands of dollars)


$ 380,802
$ 404,955
$ 394,067
$ 341,526
$ 290,908
02
01
00
99
98

Net Revenue Far East South
(in thousands of dollars)


$ 300,951
$ 404,985
$ 361,166
$ 331,711
$ 353,575
02
01
00
99
98

Net Revenue Europe
(in thousands of dollars)

Letter to Shareholders

Translated Highlights

An unsere Aktionäre

Kurz gesagt: 2002 war das schlimmste Wirtschaftsjahr in der 64-jährigen Geschichte von Molex. Fast überall auf der Welt schien es, als stürze die Elektronikindustrie und ein großer Teil der Wirtschaft zusammen. Unser Umsatz ging dramatisch zurück. Wir sahen uns einem Überangebot, einer Überkapazität und einer Flut von Auftragsstornierungen gegenüber.

Molex schloss das Wirtschaftsjahr 2002 am 30. Juni mit einem Umsatz von 1,7 Milliarden US-Dollar – ein Rückgang um 28% gegenüber dem Vorjahr – und einem Nettoertrag von 76,5 Millionen, 63% weniger nach Kosten in Höhe von 25,3 Millionen US-Dollar.

Obwohl unser Nettogewinn von 4,5% weit unter unserem üblichen Ziel von 10% blieb, war dies eine beachtliche Leistung, die nur durch harte Arbeit und unter großen Opfern von allen Mitarbeitern weltweit erreicht wurde. Wir mussten unsere Mitarbeiterzahlen von fast 21.000 auf unter 17.000 reduzieren. Die Mitarbeiter akzeptierten über ein Jahr Lohnkürzungen von mindestens 6%, die meisten sogar von 10%, während Führungskräfte Kürzungen von bis zu 40% und mehr hinnahmen.

Eine große Herausforderung war es, den Molex-Mitarbeitern weltweit die Notwendigkeit zu vermitteln, Belegschaft und Löhne zu reduzieren, Leistungen zu kürzen und Sondervergütungen zu streichen – und dennoch alle motiviert und positiv gestimmt zu halten. Manche Mitarbeiter konnten nicht einsehen, warum wir solch harte Maßnahmen ergriffen, obwohl Molex noch in der Gewinnzone war. Wir unterstrichen, dass wir die Gewinne für zukünftige Investitionen und zur Sicherstellung des langfristigen Überlebens unseres Unternehmens benötigten. Eine überwältigende Mehrheit akzeptierte dies, wofür wir zu außerordentlichem Dank verpflichtet sind.

Erfreulicherweise waren wir in der Lage, die vollen Löhne und Leistungen ab 1. Juli wieder zu gewähren.

Strategie in einer Konjunkturflaute
Wir waren der Ansicht, Molex wird aus diesem Konjunkturrückgang stärker hervorgehen, wenn wir bei der Strategie bleiben, die das Unternehmen in der Vergangenheit durch grössere Rezessionen geleitet hat.

Wir passten unsere Kosten an unsere reduzierten Einnahmen an, indem wir unsere Mitarbeiterzahl über 18 Monate hinweg vorsichtig verringerten. Sehr lohnintensive Fertigungen verlagerten wir an Standorte mit niedrigeren Lohnkosten und schlossen und konsolidierten einige kleinere Fabriken. Insgesamt senkten wir die Ausgaben für Vertrieb, Allgemeines und Verwaltung um 137 Millionen US-Dollar.

Trotz dieser Einsparungen waren wir in der Lage, 6,5 % des Umsatzes für Forschung und Entwicklung aufzuwenden, was zur Einführung von 403 Produktfamilien im Wirtschaftsjahr 2002 führte.

Gleichzeitig gingen wir aggressiv vor, um jede Gelegenheit zu kurzfristigen Geschäften zu identifizieren und diese Geschäfte abzuschließen. Somit sind wir der Ansicht, dass wir ein für die Steckverbinderindustrie überdurchschnittliches Ergebnis erzielt haben.

Ergebnisse nach Regionen
Amerika Der Umsatz in der Region fiel 35% niedriger als im Vorjahr aus, und der Gewinn sank um 79 %. Der Geschäftsbereich Lichtwellenleiter litt unter dem dramatischen Einbruch bei Telekommunikationsaufträgen und schloss das Wirtschaftsjahr mit einem 60% niedrigeren Umsatz. Weitere verantwortliche Faktoren für den Umsatzrückgang waren unter anderem sinkende Ausgaben im Bereich Verbrauchsgüter sowie Investitionsgüter.

Positiv zu vermelden ist, dass die Region neue Geschäfte mit der US-Automobilindustrie knüpfte und 110 neue Produkte einführte. Überdies steigerten wir die Qualität, verkürzten in vielen Fällen die Entwicklungszeit bis zur Markteinführung und verbesserten die Fertigungsprozesse.

Nordostasien Der Umsatz sank in US-Dollar um 29 % und in nationalen Währungen um 23%. Der Gewinn ging in US-Dollar um 56% und in nationalen Währungen um 53% zurück.

Molex Japan hatte wegen der schwachen nationalen Wirtschaft den größten Teil des Jahres schwer zu kämpfen, schloss 2002 aber gestärkt im Bereich der Unterhaltungselektronik ab.

Die Region führte das Unternehmen mit 137 Einführungen neuer Produkte an und verbesserte ihre Position in den Bereichen Automobilbau und Industrieelektronik.

Unsere Geschäfte in Korea liefen während der meisten Zeit des Jahres gut, hauptsächlich bei Computer- und Unterhaltungselektronik-Anwendungen. Um mit der boomenden Wirtschaft des Landes Schritt zu halten, eröffneten wir dort ein zweites Steckverbinderwerk.

Südostasien Diese Region erzielte sowohl vor Steuern als auch netto einen höheren Ertrag – eine großartige Leistung in einem schwierigen Jahr. Der Gewinn nahm in US-Dollar um 6% und in nationalen Währungen um 7% zu. Der Umsatz sank in US-Dollar um 7% und in nationalen Währungen um 5%. Südostasien profitierte von den OEMs und Vertragsherstellern, die mehr Produktion in die Region verlagerten. Unsere vier Werke in China gaben uns die Kapazität, um diese Nachfrage zu befriedigen.

Bei schwachem Telekommunikationsgeschäft hatten Computer und Unterhaltungselektronik ein bescheidenes Comeback. Der Fokus auf Unterbaugruppen trug in hohem Maße sowohl zum Umsatz als auch zum Gewinn bei.

Wir verlagerten unsere Fertigung von Taiwan nach Shanghai, wobei Taiwan ein wichtiges Entwicklungszentrum bleibt. Wir fahren mit dem Aufbau von Entwicklungsressourcen in Taiwan und Singapur fort und erstellen neue Kapazitäten in China.

Europa Der Umsatz ging in US-Dollar um 28% und in nationalen Währungen um 29% zurück. Der Gewinn fiel in US-Dollar um 93% und in nationalen Währungen um 95% geringer aus.

Während das Mobilfunkgeschäft leidlich gut lief, verlagerten viele Kunden ihre Produktion in den Fernen Osten, was dieser Region half, aber Europa schadete. Schätzungsweise insgesamt 500 Millionen US-Dollar an Steckverbindernachfrage wanderten aus Europa in Länder mit niedrigeren Produktionskosten ab.

Als Reaktion darauf richteten wir strenge Kostenkontrollen ein, welche unter anderem den Abschluss der Schließung unserer französischen Fabrik und die Erweiterung der Produktion in Osteuropa, wo wir in Polen eine größere Fertigungsstätte eröffneten, mit sich brachten.

Positiv zu vermelden ist, dass die Region den Umsatz aus dem Automobilbereich steigerte und Umsatz in der Industrieelektronik aufzubauen begann. Auch die Vertriebsaktivitäten im Bereich Unterbaugruppen nahmen zu.

Aussichten
Wir glauben, dass Molex Mitarbeiter, Produkte, Fähigkeiten, Einrichtungen und die Dynamik hat, um aus dieser Krise vor den Wettbewerbern erneuert und gestärkt im Wettbewerb herauszukommen.

Wir haben eine klare Vorstellung von unserer Zukunft - und den festen Willen und die Ressourcen, um diese Vorstellung zu realisieren. Wir glauben, dass die Möglichkeiten in jeder unserer Schlüsselindustrien beträchtlich sind und dass wir gut positioniert sind, um sie zu nutzen.

Wir sind in bester finanzieller Verfassung, bei 313,3 Millionen US-Dollar liquiden Mitteln und nur 14,2 Millionen US-Dollar langfristigen Schulden. Forderungen und Lagerbestände sind in gutem Zustand, und unsere Werke und Einrichtungen sind in Ordnung.

Und das Beste: Wir haben jede Menge Raum zum Wachsen. Obwohl wir das zweitgrößte Unternehmen in der Steckverbinderindustrie sind, haben wir nur einen relativ kleinen Anteil am Weltmarkt, der ein Volumen von 25,6 Milliarden US-Dollar hat.

Für 2003 rechnen wir damit, dass Molex 12% bis 15% Umsatzwachstum erreichen kann, und dass wir unser Ziel von 10% Nettogewinn im vierten Quartal wieder erreichen und einen Nettogewinn von 7% bis 8% für das ganze Jahr ausweisen können. Dies hängt ganz klar von einigen Faktoren außerhalb unserer Einflussmöglichkeiten ab, aber heute, wenn wir diesen Brief unterzeichnen, sieht es danach aus.

Fred A. Krehbiel
Co-Chairman of the Board

John H. Krehbiel, Jr.
Co-Chairman of the Board

J. Joseph King
Vice Chairman und Chief Executive Officer

Martin P. Slark
President und Chief Operating Officer

Lettre aux actionnaires

Tout simplement, l'année 2002 a été la pire de toute l'histoire de Molex. L'industrie de l'électronique et la majeure partie de l'économie paraissent s'être effondrées dans toutes les parties du monde. Nos ventes se sont considérablement ralenties. Nous avons dû faire face à des excès de stock et de capacité et à un déluge d'annulations de commandes.

Molex a terminé 2002 le 30 juin avec 1,7 billion de dollars de chiffre d'affaires, soit un déclin de 28 % sur l'année, et un bénéfice net de 76,5 millions de dollars, soit 63 % de moins que l'an dernier, après des charges de 25,3 millions de dollars.

Bien que notre résultat net de 4,5 % soit loin de notre objectif traditionnel de 10 %, il représente une performance considérable, attribuable uniquement à un travail acharné et à des sacrifices majeurs de l'équipe toute entière dans le monde. Nous avons dû réduire notre personnel de près de 21 000 à moins de 17 000 personnes. Nos employés ont accepté des réductions de salaire d'au moins 6 %, la plupart de 10 %, pendant plus d'un an, certains cadres dirigeants voyant leur rémunération baisser de 40 % ou davantage.

Il a été particulièrement difficile d'expliquer à nos collaborateurs le besoin de réduire le personnel et les salaires, de limiter les avantages sociaux et d'éliminer les primes, tout en maintenant motivation et optimisme. Certains employés avaient du mal à comprendre pourquoi nous prenions des mesures d'une telle ampleur alors que Molex était encore profitable. Nous avons souligné que nous avions besoin de dégager des bénéfices pour financer les investissements futurs et assurer la viabilité à long terme de la société. La grande majorité a accepté cette réalité, et nous leur en sommes grandement reconnaissants.

Nous avons été heureux de pouvoir ré-établir tous les salaires et avantages sociaux à leur niveau d'origine à compter du 1er juillet.

Stratégie sur fond de ralentissement économique : Nous avons pensé que Molex émergerait plus forte de cette récession si nous conservions la stratégie qui a aidé la société au cours des crises économiques précédentes.

Nous avons adapté nos coûts à la diminution de nos revenus, en réduisant prudemment notre personnel pendant 18 mois. Nous avons déplacé les travaux exigeants en main-d'œuvre dans les usines à faibles coûts de production et nous avons fermé et consolidé les usines les plus petites. Dans l'ensemble, nous avons abaissé nos frais de ventes, frais généraux et frais administratifs de 137 millions de dollars.

Grâce à ces économies, nous avons pu dédier 6,5 % de notre chiffre d'affaires à la recherche et au développement, ce qui a permis l'introduction de 403 nouvelles gammes en 2002.

Parallèlement, nous avons agressivement cherché à identifier et à réaliser toutes les opportunités de ventes à court terme. Grâce à cette tactique, nous pensons avoir battu le reste du secteur des connecteurs.

Résultats par région

Amériques Le chiffre d'affaires dans cette région a été de 35 % de moins que l'année précédente et notre bénéfice a chuté de 79 %. La division fibres optiques a souffert du déclin dramatique des commandes dans les télécommunications, terminant l'exercice avec un chiffre d'affaires en baisse de 60 %. D'autres facteurs contribuant à cette baisse de revenus ont inclus la diminution des dépenses d'ordinateurs et d'équipements informatiques de base et le ralentissement de l'industrie.

Sur le plan positif, la région a gagné de nouveaux contrats dans l'automobile aux Etats-Unis et a lancé 110 nouveaux produits. Nous avons aussi amélioré la qualité, nos temps d'accès au marché et nos procédés de fabrication.

Nord de l'Extrême-Orient Le chiffre d'affaires a diminué de 29 % en dollars US et de 23 % en devises locales. Les bénéfices ont baissé de 56 % en dollars US et de 53 % en devises locales.

Molex Japon a souffert pendant la majeure partie de l'année en raison de la crise économique locale, mais a terminé 2002 avec un élan renouvelé dans le secteur des produits de consommation.

La région a mené nos autres territoires d'activité par le nombre de lancements de produits : 137, et par l'amélioration de sa position sur les marchés de l'automobile et de l'industrie.

Nos établissements coréens ont enregistré de bonnes performances durant la plupart de l'année, en particulier dans les applications en informatique et dans les produits de consommation. Pour accompagner l'explosion économique du pays, nous y avons ouvert une seconde usine de connecteurs.

Sud de l'Extrême-Orient Cette région a augmenté son résultat à la fois net et avant impôt, un exploit magnifique dans une année difficile. Les bénéfices ont augmenté de 6 % en dollars US et de 7 % en devises locales. Le chiffre d'affaires a baissé de 7 % en dollars US et de 5 % en devises locales. Le sud de l'Extrême-Orient a bénéficié du transfert vers la région des opérations de production des sous-traitants et des fabricants OEM. Nos quatre usines chinoises ont la capacité suffisante pour répondre à cette demande.

En dépit de la faiblesse du marché des télécommunications, l'informatique et les produits de consommation ont montré des signes de récupération. Les ventes de système ont fortement contribué aux ventes comme au résultat.

Nous avons déménagé notre production de Taiwan à Shanghai, le premier établissement demeurant un centre d'études important. Nous continuons à développer nos ressources en ingénierie à Taiwan et à Singapour, et jetons les bases de compétences dans ce domaine en Chine.

Europe Notre chiffre d'affaires a décliné de 28 % en dollars US et de 29 % en devises locales, notre bénéfice de 93 % en dollars US et de 95 % en devises locales.

Bien que les activités dans le secteur des mobiles aient été plutôt satisfaisantes, de nombreux clients ont déménagé leur fabrication en Extrême-Orient, aidant cette région du monde, mais aux dépens de l'Europe. On estime qu'au moins 500 millions de dollars du marché total des connecteurs a ainsi quitté l'Europe pour des pays à bas coûts de production.

Notre réaction a été de contrôler strictement les coûts, notamment en menant à bien la fermeture de notre usine française et en augmentant la production en Europe de l'Est, où nous avons ouvert une plus grande usine en Pologne.

Sur le plan positif, la région a vu augmenter son chiffre d'affaires dans l'automobile et a commencé à accumuler les ventes dans l'industrie. L'activité systèmes s'est également développée.

L'avenir

Nous pensons que Molex a le personnel, les produits, les compétences, les capacités et l'énergie nécessaires pour sortir de la crise actuelle régénérée, robuste et en avance sur ses concurrents.

Nous avons une vision claire de notre avenir et la volonté et les ressources pour la concrétiser. Nous pensons que le potentiel de chacun de nos secteurs clés demeure considérable et que nous sommes bien placés pour le réaliser.

Notre situation financière est excellente, avec 313,3 millions de dollars en trésorerie, seulement 14,2 millions de dollars de dette à long terme. Les comptes à recevoir et les stocks sont à de bons niveaux et nos usines et nos machines en excellent état.

Surtout, nous avons de la place pour grandir. Bien qu'étant, par notre taille, les deuxièmes dans l'industrie des connecteurs, nous ne disposons que d'une part relativement faible d'un marché mondial de 25,6 milliards de dollars.

En 2003, nous estimons que Molex peut atteindre une croissance des ventes de 12 % à 15 %, et revenir à notre objectif d'un résultat net de 10 % du chiffre d'affaires au quatrième trimestre, avec, pour l'ensemble de l'année, un résultat net de 7 % à 8 % du chiffre d'affaires. Ceci clairement dépend de facteurs dont certains échappent à notre contrôle, mais c'est ce que nous prévoyons à la date de signature de cette lettre.

Fred A. Krehbiel
Coprésident du conseil d'administration

John H. Krehbiel, Jr.
Coprésident du conseil d'administration

J. Joseph King
Président-directeur général et vice-président du conseil d'administration

Martin P. Slark
Président et directeur opérationnel

致股東函

簡而言之：2002年是Molex公司六十四年歷史上最差的一年。在世界的幾乎每一個角落，電子行業以及整個經濟都似乎分崩離析。本公司的銷售額大幅度下降。我們遭遇了供應過剩、生產能力過剩、大量訂單被取消的局面。

在截至6月30日的2002財政年度中，Molex的銷售額為十七億美元（比上一年度減少28%），淨利潤額為7,650萬美元，比上一年度減少63%（包括特別開支2,530萬美元）。

雖然我們4.5%的淨利潤率遠遠低於歷來的10%目標，但這仍然是一項重大的成就，而我們之所以能夠取得這項成就，完全是由於整個全球團隊付出了辛勤的努力和重大犧牲。本公司被迫將員工人數從將近21,000減至17,000以下。在一年多的時間內，員工們同意將工資減少至少6%，有的員工工資減少了10%，而主要管理人員的工資則減少了40%或者更多。

為了向全球各地的Molex員工解釋公司為什麼必須裁減人員、削減工資、減少福利、取消獎金，同時又使每個人都能集中精力並保持積極的態度，我們進行了大量的工作。有些員工不理解為什麼仍然獲得盈利的Molex要採取如此激烈的行動。我們強調，本公司必須將盈利用於未來投資並確保本公司能夠長久生存。大多數員工都接受這一現實，我們為此對大家表示衷心的感謝。

令我們欣慰的是，本公司在7月1日以前已經恢復了所有的工資和福利。

業務蕭條期的策略

我們相信：只要Molex堅守以往在蕭條時期所執行的策略，本公司就能夠安然渡過此次蕭條期，並且成為更強大的企業。

我們根據營業收入相應減少了成本，在十八個月當中謹慎地減少了員工人數。我們將人工成本高的工作轉移到人工費較低的製造地點，並關閉或合併了一些小型的工廠。總體而言，本公司將銷售及管理費用減少了1.37億美元。

由於節省了這些資金，本公司得以將銷售額的6.5%用於研究與開發，因此於2002年推出了403個產品系列。

與此同時，我們還大力尋找近期可完成的業務並迅速成交。其結果是，我們認為本公司的業績超過了整個連接器行業。

各區域的業績

美洲 該地區的營業收入比上一年度減少35%，利潤減少79%。光纖部的電信行業訂貨大幅度下降，因此全年銷售額減少60%。其他影響業務收入的因素包括：電腦和基本設備方面的支出減少以及工業活動下降。

在好的一方面，該地區在美國汽車行業贏得了新的業務，並推出了110種新產品。本公司還提高了產品品質，增強了迅速向市場提供產品的能力，並改進了製造程序。

遠東北區 銷售總額以美元計算下降29%，以當地貨幣計算減少23%。利潤額以美元計算減少56%，以當地貨幣計算減少53%。

由於日本在全年大部分時間經濟不景氣，Molex日本公司業績欠佳，但2002年末在消費產品領域出現了起色。

該地區總共推出137種新產品，在全公司名列前茅，而且加強了在汽車和工業市場的地位。

韓國的業務在全年大部分時間業績良好，特別是在電腦和消費應用方面。為了跟上韓國繁榮的經濟，我們在該國開設了第二家連接器工廠。

東亞南區 該區稅前收益以及淨收益都獲得增長。在經濟狀況不良的年度，這是一項重大的成就。利潤額以美元計算上升6%，以當地貨幣計算上升7%。銷售額以美元計算減少7%，以當地貨幣計算減少5%。遠東南區由於OEM廠商和合約製造商將製造業務轉移到該地區而受益。本公司在中國的四家工廠提供了滿足這一需求的能力。

雖然電信業務不景氣，但電腦以及消費者產品開始出現恢復的態勢。系統銷售是銷售額以及利潤額上升的重要原因。

本公司將製造業務從台灣移到上海，但台灣仍然是重要的設計中心。我們繼續在台灣和新加坡增強工程設計能力，並在中國開發新的製造能力。

歐洲區 銷售額以美元計算下降28%，以當地貨幣計算下降29%。利潤額以美元計算下降93%，以當地貨幣計算下降95%。

雖然移動電話業務狀況尚佳，但由於許多客戶都將製造業務轉移到東亞，因此本公司東亞區受益，但本公司歐洲區卻受到損害。據估計，有多達五億美元的連接器用量從歐洲轉移到成本較低的生產地區。因此，我們實施了嚴格的成本控制，其中包括完全關閉法國的工廠以及增加東歐的產量（我們在波蘭開設了一家規模更大的工廠）。

在好的一方面，該地區的汽車業務收入有所增長，並開始增加工業銷售額，系統銷售活動也有所增加。

展望未來

我們認為：Molex擁有優秀的人才、產品、能力、工廠、工作熱情，一定能夠在此次蕭條期結束之時重新煥發活力，變得更為強大，並且領先於競爭者。

我們對本公司的未來有明確的目標，而且有決心、也有能力使這個目標成為現實。我們認為，本公司所在的關鍵行業都有很多機會，而由於本公司佔據有利地位，因此完全可以利用這些機會。

本公司的財務狀況非常好，現金持有量為3.133億美元，只有1,420萬美元的債務。應收帳款和存貨的狀況良好，而且本公司的廠房和設備狀況優異。

更重要的是，本公司還有很大的增長餘地。雖然本公司是連接器行業的第二大公司，但是我們在全球256億美元的市場上只佔有相對較小的份額。

我們相信，Molex在2003年將能獲得12%至15%的銷售額增長，在第四季度就能恢復淨利潤10%的目標，而且全年淨利潤將達到7%至8%。當然，要做到這一點將取決於某些我們所不能控制的因素，但我們在簽署本函時認為本公司將能做到這一點。

Fred A. Krehbiel
共同董事長

John H. Krehbiel, Jr.
共同董事長

J. Joseph King
副董事長兼首席執行官

Martin P. Slark
總裁兼營運主管

A nuestros accionistas

Francamente, el 2002 fue el peor ejercicio en los 64 años de historia de Molex. La industria electrónica y una gran parte de la economía se vinieron abajo en casi todos los rincones del mundo. Nuestras ventas disminuyeron notablemente. Nos encontramos en una situación de exceso de oferta, exceso de capacidad y un torrente de pedidos cancelados.

El 30 de junio de 2002 Molex terminó el ejercicio con $1,7 mil millones en concepto de ventas, o sea una disminución del 28% respecto del ejercicio anterior, y una utilidad neta de $76,5 millones, lo cual representa una disminución del 63% después de cargos de $25,3 millones.

Si bien la utilidad neta de 4.5% estuvo muy por debajo de nuestra meta tradicional del 10%, fue un logro considerable debido exclusivamente a la esforzada labor y los grandes sacrificios de todo nuestro equipo mundial. Tuvimos que reducir nuestra fuerza laboral de casi 21,000 a menos de 17,000. El personal aceptó reducciones salariales de 6% como mínimo, y en su mayoría de 10%, durante más de un año, y esas reducciones ascendieron a 40% o más en el caso de ejecutivos clave.

Fue muy difícil explicar a la gente de Molex de todo el mundo que era necesario reducir personal y salarios, recortar prestaciones y eliminar bonificaciones, y mantener al mismo tiempo una actitud dedicada y positiva. Algunos empleados no podían entender por qué adoptábamos medidas tan radicales cuando Molex seguía siendo rentable. Recalcamos que necesitábamos utilidades para inversiones futuras y para garantizar la supervivencia de la empresa a largo plazo. Una gran mayoría aceptó esta realidad, y por eso nos sentimos en deuda con ellos.

Ya para el 1° de julio tuvimos mucho gusto en poder restablecer todos los salarios y prestaciones.

Estrategia para la desaceleración

Pensábamos que Molex emergería fortalecida de esta bajada si manteníamos las estrategias que habían guiado a la empresa durante las grandes recesiones del pasado.

Ajustamos nuestros costos a nuestros ingresos, reduciendo cuidadosamente nuestra fuerza laboral en un plazo de 18 meses. Transferimos el trabajo con uso intensivo de mano de obra a locales con costos de producción más bajos y cerramos y consolidamos algunas de las fábricas más pequeñas. En general, redujimos los gastos de ventas, generales y administrativos en $137 millones.

Gracias a estos ahorros logramos aplicar el 6.5% de las ventas a actividades de investigación y desarrollo, lo cual nos permitió lanzar al mercado 403 familias de productos en el 2002.

Al mismo tiempo, avanzamos vigorosamente para identificar toda oportunidad de negocios a corto plazo y de cerrar las ventas. En consecuencia, pensamos que nuestros resultados son superiores a los de la industria de conectores.

Resultados por región

Las Américas La región registró ingresos 35% más bajos que los del ejercicio anterior, y las utilidades bajaron 79%. La división de fibra óptica sufrió la espectacular bajada de los pedidos de telecomunicaciones, cerrando el ejercicio con una disminución de 60% de las ventas. Otros factores que deprimieron los ingresos fueron la disminución de gastos en computadoras y equipos básicos y una reducción de la actividad industrial.

Como aspectos positivos, cabe mencionar que la región adquirió nuevos clientes en el sector automotriz estadounidense e introdujo 110 productos nuevos. También mejoramos la calidad, la capacidad de poner productos en el mercado en las fechas oportunas y los procesos industriales.

La Región Norte del Lejano Oriente Las ventas bajaron 29% en dólares estadounidenses y 23% en la moneda local. Las utilidades bajaron 56% en dólares estadounidenses y 53% en la moneda local.

Molex Japón luchó la mayor parte del ejercicio debido a la deficiente economía local, pero terminó el 2002 demostrando renovada fortaleza en el sector de productos de consumo.

La región se puso a la cabeza de la empresa con 137 lanzamientos de productos nuevos e incrementó su posición en los mercados del automóvil e industrial.

Nuestras operaciones coreanas arrojaron buenos resultados durante la mayor parte del ejercicio, especialmente en aplicaciones informáticas y dirigidas al consumidor. Para mantenernos al ritmo de la pujante economía nacional, inauguramos una segunda planta de conectores allí.

La Región Sur del Lejano Oriente Esta región logró utilidades netas previas a impuestos más altas, un logro magnífico en un año difícil. Las utilidades subieron 6% en dólares estadounidenses y 7% en la moneda local. Las ventas bajaron 7% en dólares estadounidenses y 5% en la moneda local. La región Sur del Lejano Oriente se benefició de los fabricantes de equipos originales y los contratistas que transfieren más producción a esta región. Nuestras cuatro plantas en China nos dieron la capacidad de satisfacer esta demanda.

Si bien se registró un debilitamiento de operaciones en el sector telecomunicaciones, los productos informáticos y de consumo iniciaron una modesta recuperación. Las ventas de sistemas contribuyeron fuertemente tanto a las ventas como a las utilidades.

Desplazamos nuestras actividades manufactureras de Taiwán a Shanghai, pero Taiwán sigue siendo un importante centro de diseño. Seguimos creando recursos de ingeniería en Taiwán y Singapur, al mismo tiempo que desarrollamos nuevas capacidades en China.

Europa Las ventas bajaron 28% en dólares estadounidenses y 29% en la moneda local. Las utilidades bajaron 93% en dólares estadounidenses y 95% en la moneda local.

Si bien las operaciones de teléfonos móviles tuvieron buena actuación, muchos clientes derivaron la producción al Lejano Oriente, lo cual ayudó a esa región en detrimento de Europa. Se estima que este traspaso desde Europa hasta las zonas de producción de costo más bajo ascendió a $500 millones en concepto de uso total de conectores.

En respuesta, instituimos estrictos controles de costos, que incluyeron el concluir el cierre de nuestra fábrica francesa y el aumento de la producción en Europa oriental, donde inauguramos una planta más grande en Polonia.

Como aspecto positivo, la región registró un aumento de los ingresos del sector automotriz y comenzó a incrementar las ventas industriales. También se incrementó la actividad de ventas de sistemas.

Con miras al futuro

Estamos convencidos de que Molex tiene la gente, los productos, capacidades, instalaciones y determinación como para salir de este bajón renovada, robusta, y aventajando a la competencia.

Tenemos una clara visión de nuestro futuro y también la voluntad y los recursos de convertirlo en realidad. Sabemos que a cada una de nuestras industrias clave se le presentan oportunidades considerables y estamos en buena posición para aprovecharlas.

Nuestra situación financiera es excelente, con aproximadamente $313,3 millones en efectivo solo $14,2 de deuda a largo plazo. Las cuentas a cobrar y las existencias están bien, y nuestras plantas y equipos en perfecto funcionamiento.

Pero lo mejor de todo es que tenemos amplias posibilidades de crecimiento. Aunque somos la segunda empresa más grande de la industria de conectores, tenemos solamente una participación relativamente pequeña en el mercado mundial de $25,6 mil millones.

Para el 2003, pensamos que Molex podrá lograr un crecimiento de ventas del orden del 12% al 15%, recuperando nuestra meta de utilidad neta del 10% en el cuarto trimestre y una utilidad neta del 7% al 8% para todo el ejercicio. Esto depende obviamente de ciertos factores que escapan a nuestro control, pero es nuestra postura al firmar esta carta.

Fred A. Krehbiel
Copresidente del Consejo de Administración

John H. Krehbiel, Jr.
Copresidente del Consejo de Administración

J. Joseph King
Vicepresidente del Consejo de Administración
y Director Ejecutivo

Martin P. Slark
Presidente y Director de Operaciones
de Administración

株主の皆様へ

簡潔に申し上げますと、2002年度はモレックスの64年にわたる歴史始まって以来最も業績の伸び悩んだ年であったと言えます。エレクトロニクス業界のみならず、全世界のほとんどの産業が景気後退の影響を色濃く受けました。弊社の売上は大幅に減少し、供給過剰、過剰設備、そして多大な注文取り消しに直面しました。

2002年6月30日に終了したモレックスの当期売上は前年比28%減の17億ドルで、2千530万ドルの諸費用を除いた純利益は63%減の7千650万ドルに留まりました。

弊社の当期純利益率は4.5%と、従来から目標としていた10%を大きく下回ったものの、それはグローバル・チーム全体による懸命の努力と大きな犠牲のもとでのみ達成できた、注目に値する業績であったと言えます。弊社では労働力を21,000人近くから17,000人未満にまで削減いたしました。また、従業員は1年以上にわたって少なくとも6%、最高10%の減給を受け入れ、主要役員においては40%以上にも及ぶ減俸が実施されました。

世界各地のモレックス従業員に対して、人員、給与、賞与、福利厚生などの削減の必要性について説明し、かつ全員が職務に集中し、前向きな姿勢を維持できるようにすることは極めて困難なことでありました。中には、モレックス社はいまだに高い利潤を獲得しているにもかかわらず、なぜそのような強硬な措置を取ることになったのか理解できないとする従業員もいました。そこで弊社は、研究開発や設備への再投資、及び企業の継続的成長には利益が必須であることを強調いたしました。従業員の圧倒的大多数がこの現実を受け入れてくれたことに対して、我々は深く感謝の意を表せずにはいられません。

弊社は7月1日までにすべての給与および福利厚生を元に戻すことが可能となりましたことを、心から喜びとしております。

景気後退時における戦略
モレックスはこれまで重大な景気後退局面を何度も乗り越えてきました。その時用いた戦略を踏襲することにより、今回の低迷からさらに力強く回復できるものと確信しています。

弊社では経費を収入との比率に応じて定め、18ヶ月にわたって労働力を慎重に削減いたしました。また、労働集約的な作業については低コストの操業が可能な地域へと移行し、いくつかの小規模工場の閉鎖・統合を実施しました。その結果、全体で販売管理費を1億3千7百万ドル削減しました。

こうしたコスト削減策により、弊社では売上の6.5%を研究開発に充てることができ、2002年度には403の新製品を市場に投入することができました。

また同時に、弊社は短期売上増につながる商機を積極的に捉えて取引きを成立させています。その結果、コネクタ業界では他を凌ぐ業績を達成したと言えます。

地域別の結果
北・中南米　同地域における収入は前年比の35%減で、利益は79%下落しています。光ファイバー部門は情報通信市場における受注が低迷した影響を受け、本年度の売上は60%下落となりました。収入低下を招いたその他の要因としては、コンピュータ、基本機材における消費の低迷、さらに工業生産の減少があげられます。

その反面、北米自動車市場において新規案件を獲得し、110の新製品を発売しています。さらに、品質、製品化時間、製造工程の改善も実施しています。

極東北部　売上は米ドルで29%、現地通貨で23%下降し、利益は米ドルで56%、現地通貨で53%下降しています。

日本モレックスは現地経済の不況により年度内の大半は苦戦を強いられていましたが、2002年度末は民生機器部門における新たな活力の誕生とともに幕を閉じることとなりました。

同地域は137の新製品発売で弊社をリードし、自動車および工業機器市場における弊社の地位を向上させています。

韓国における弊社の運営は、年度内の大半において、特にコンピュータおよび民生機器市場で好調な業績を達成しています。同国の経済繁栄と歩調を合わせるため、弊社は同地に第2コネクタ工場をオープンさせました。

極東南部　同地域は税引前利益および純利益の対前年比プラス成長を達成し、困難な年にありながらも目覚しい業績を達成しています。利益は米ドルで6%、現地通貨で7%増大し、売上は米ドルで7%、現地通貨で5%減少しています。極東南部は、OEMメーカーおよび委託製造業者がさらに多くの生産を同地域に移行させたことから恩恵を得ており、中国に所在する弊社の4つの工場は、こうした需要に対応した生産能力を提供しています。

情報通信市場の弱体化が続く中、コンピュータおよび民生機器市場は穏やかな回復の兆しを見せています。システム製品は、売上および利益の両方に大きく貢献しています。

弊社は製造拠点を台湾から上海へ移動しましたが、引き続き台湾を重要な研究開発拠点として維持しています。中国で発展を遂げる新たな生産能力とともに、今後も研究開発体制の拡充を台湾およびシンガポールで継続してまいります。

ヨーロッパ　売上は米ドルで28%、現地通貨で29%下降し、利益は米ドルで93%、現地通貨で95%下降しています。

携帯電話事業はかなり堅調であった一方、多くの顧客が製造拠点を極東に移設したため、ヨーロッパの業績を悪化させることになりました。推定では、コネクタ使用額合計の5億ドル近くがヨーロッパから低コスト生産地域に移動したものと思われます。

その対応として、弊社では厳しいコスト削減策を採り入れ、フランス工場閉鎖の完了、東ヨーロッパでの生産を拡大、そしてポーランドにさらに大規模な工場をオープンしました。

しかしながらその反面、同地域では自動車市場における収益の増大とともに、工業機器市場における売上の拡大が図られつつあります。システム製品の販売活動もまた活発化しています。

将来の展望
モレックスは現在の下降期から新たな躍進を遂げ、より強固で、競合を寄せつけない組織へと再生するための人材、製品、能力、設備、推進力を備えています。

弊社には、将来に対する明確なビジョンと、それを現実化するための積極的意欲および資源が備わっています。弊社のターゲットとしている市場には多大な機会が存在し、弊社はそれを有効に活用できる有利な立場にあるものと確信しています。

弊社は現金およそ3億1千130万ドルを保有し、長期負債はわずか1千420万ドルで、優れた財務状況を維持しています。また、売掛金および棚卸資産の水準も良好で、工場および生産設備は最も健全な状態にあります。

そして最も優れた点として、弊社には成長の余地が豊かに残されていることが挙げられます。弊社はコネクタ業界では第2位の大手企業ではありますが、256億ドルのグローバル市場において比較的わずかなシェアを占めているに過ぎません。

2003年度におきましては、モレックスは12%から15%の売上成長率を達成し、第4四半期には目標とする10%の純利益率を、また通期でも7%から8%の純利益率を確保できるものと確信しています。これは明らかに我々の力を越えたいくつかの要素に依存するものですが、本状に署名するにあたり、それが弊社の見解であることを謹んで申し上げます。

フレッドA.クレビエル
取締役会共同会長

ジョンH.クレビエル二世
取締役会共同会長

J.ジョセフ・キング
副会長兼最高経営責任者

マーチンP.スラーク
社長兼最高運営責任者

EXCEL

With demand increasing, we're ready with new products and leading technologies — for connectivity, speed, mobility, miniaturization and control. We have what our customers want now.



Anti-lock Braking Systems
Airbag Sensors
Collision Avoidance
Powertrain Harnesses
Telematics
Engine Control Modules
Ignition Systems
Global Positioning Systems
Climate Controls
Instrument Clusters
Vehicle Information Centers
Self-diagnostics
Keyless Entry
Seat Belts
Fuel Injectors
Mirror Controls
LCD Panels
Sensing Systems
Traction Controls
Headlamps
Battery Connections
Transmission Controllers
Audio Systems
Electric Power Steering
Speedometer Controls
Compass Modules
Power Antennae



Connectivity

Our customers want the comforts of home and the communications capabilities of the office. On the road with them.

Whether cruising the highway or working off site, people need computers that function remotely, phones that work anywhere and vehicles that act as entertainment and information centers. Molex is leading the way with connectors that make all of this possible.

One major driver of opportunity is automotive electronics, a market expected to grow nearly 70% by 2010. Our products are in every part of a vehicle, bumper to bumper. They include connectors for engine, powertrain and transmission modules, fuel injectors, sensors and safety systems, as well as optical interfaces for mobile multimedia.

We are leveraging our experience in computers and telecommunications with new applications in vehicles. Advances such as our telematics gateway module link cellular phones, computers, navigation systems and video and game players. In addition, our lightweight flat flex circuitry fits easily in a dashboard, door or headliner, replacing cumbersome copper wire bundles.

We have accelerated our involvement in the industry in the past decade and serve the major automakers and their suppliers worldwide.










Our customers want to move more information faster than ever. And share it with more people.

Today, speed propels virtually every advance in the connector industry. Nowhere is the need for speed greater than in computers. Even the smallest notebook must be able to transfer streaming video and audio, still photos, graphics and other data-intense files—quickly, easily and accurately. Molex engineers around the world are developing interconnection products to keep pace with the higher and higher speeds required by these broadband applications.

Our products facilitate rapid movement of data, end to end, from central processor unit sockets and memory sockets to high-speed, high-volume data storage interconnects, both copper and fiber.

We offer a complete range of copper and optical input/output connectors that support the new InfiniBand* specifications, allowing multiple servers to share information faster than ever. In addition, our IEEE 1394 standard interconnects and cables instantaneously link computers with consumer digital and audio devices. We also are applying the time-saving benefits of smart card technology to provide extra storage on the spot, as well as control access to data and secure Internet transactions.

*InfiniBand is a trademark of the InfiniBand℠ Trade Association


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Speed









Mobility

Our customers want the freedom to go anywhere and still stay in touch. Without wires.

Cellular phones, pagers and other hand-held devices make communicating on the move an indispensable part of daily life. And that means business for Molex. Our advanced solutions are present in most current and soon-to-be-released models of these portable conveniences.

For cellular phones, we are working closely with the world's top manufacturers to pack more features and functions — such as MP3 storage, global positioning, digital image recording and wireless Internet connection — into lighter and smaller handsets. Our innovations include integrated flex circuit technology, electro luminescence to brighten screens and plated plastic ultra compact internal antennae. Molex connectors, sockets, switches and assemblies are present in just about every phone on the market worldwide.

We also manufacture a variety of products that support the greater bandwidth needs of telecommunications and networking infrastructure equipment. These include electrical and optical backplane systems that operate at transmission speeds of up to 10 Gigabits per second and high-density, high-speed input/output systems for third-generation base stations.










POWER


1:2.5 f=5.6mm
1.2MEGA PIXELS
DIGITAL CAMERA
MENU
AUDIO • • • REC
PLAY
DPOF
AUDIO PLAYER & VOICE RECORDER
Miniaturization

Actual Size

Our customers want everything as small and lightweight as possible. With more power and functions rolled in.

We have been fulfilling that order for more than 30 years with microminiature connectors developed by Molex Japan. We helped revolutionize dozens of industries, starting with consumer electronics and spreading to computers, computer peripherals, telecommunications and industrial automation.

Molex has become expert in designs and materials that package more electronic contacts and multiple functions in less space. We created the smallest, thinnest, lightest connectors in the world — the 0.30mm (.012") and 0.50mm (.020") pitch flat flex circuitry/flat printed circuitry connectors — for applications such as mobile phones. We also developed a proprietary ultra-high-density precision stamping process that compresses more circuitry into extremely confined areas.

Today, we are continuing to address miniaturization trends presented by the proliferation of digital consumer electronics and pioneering with products for the next generation of multi-tasking computers, mobile phones and digital hand-held devices.





Our customers want to manage day-to-day operations more efficiently. In the home, office and factory.

Molex connectors facilitate that control, whether it involves using computers to work more efficiently, PDAs to stay on schedule or master consoles to regulate environmental, security and fire safety systems.

For manufacturers, control can mean integrating multiple operations into a single process or honing the precision of a single production tool. Molex's industrial electronics run the gamut of applications from small motors and valves to agile robots and factory network cabling.

Whether in equipment for building automobiles, making microchips or distributing power, Molex products perform under the most demanding conditions. We offer waterproof connectors, ruggedized enclosure connectors, terminal blocks and power terminals. More than ever, they incorporate the innovations in miniaturization and new industry standard interfaces we are known for in so many other market segments.

Right now, we are focused on broadening our industrial customer base. The variety of applications, extended product life cycles and stable growth make this market an attractive opportunity with long-term potential.


Control

Board of Directors



John H. Krehbiel, Jr.; Donald G. Lubin; Martin P. Slark; Fred L. Krehbiel; J. Joseph King; Michael J. Birck; Masahisa Naitoh; Dr. Robert J. Potter; Edgar D. Jannotta; Douglas K. Carnahan; Fred A. Krehbiel

Leadership Team



Werner W. Fichtner; John H. Krehbiel, Jr.; Martin P. Slark; Robert B. Mahoney; J. Joseph King; Kathi M. Regas; Fred A. Krehbiel; James E. Fleischhacker; Ronald L. Schubel; Werner Engler (Goro Tokuyama, not pictured)

Board of Directors

Fred A. Krehbiel
Co-Chairman of the Board,
Molex Incorporated

John H. Krehbiel, Jr.
Co-Chairman of the Board,
Molex Incorporated

Michael J. Birck
Chairman of the Board and
Chief Executive Officer,
Tellabs, Inc.

Douglas K. Carnahan
Senior Vice President
and General Manager
for the Measurement Systems
Organization, Hewlett-Packard
Company, Retired

Edgar D. Jannotta
Partner,
William Blair & Company

J. Joseph King
Vice Chairman and
Chief Executive Officer,
Molex Incorporated

Fred L. Krehbiel
President, Automotive Division,
Americas, Molex Incorporated

Donald G. Lubin
Partner,
Sonnenschein Nath & Rosenthal

Masahisa Naitoh
Vice Chairman,
Itochu Corporation

Dr. Robert J. Potter
President and
Chief Executive Officer,
R.J. Potter Company

Martin P. Slark
President and Chief
Operating Officer,
Molex Incorporated

Executive Committee

The members of Molex's Executive Committee bring an average of 20 years of global management experience with the company to their leadership roles and responsibilities.

Lye Hin Ang
Group General Manager,
Malaysia and Singapore,
Far East South, 4 years

Graham C. Brock
Vice President, Sales,
Europe, 26 years

David K. Christein
Vice President,
Americas, 20 years

J.T. Chung
General Manager and President,
Korea, 21 years

William W. Cox, Jr.
Vice President, Sales,
Americas, 20 years

Daniel A. Dixon
Director, Technical Services,
Molex Incorporated, 16 years

Werner Engler
President,
Far East South, 6 years

Werner W. Fichtner
Corporate Vice President
and President, Europe, 20 years

James E. Fleischhacker
Executive Vice President,
Molex Incorporated, 19 years

Louis A. Hecht
Corporate Secretary
and General Counsel,
Molex Incorporated, 28 years

Katsumi Hirokawa
Vice President and
Executive Director, Sales Operations,
Japan, 7 years

Yasuhiro Ichijo
Executive Director,
Total Engineering and Marketing,
Japan, 25 years

Branimir Kesic
Vice President, Marketing,
Molex Incorporated, 25 years

J. Joseph King
Vice Chairman and
Chief Executive Officer,
Molex Incorporated, 27 years

Fred A. Krehbiel
Co-Chairman of the Board,
Molex Incorporated, 37 years

John H. Krehbiel, Jr.
Co-Chairman of the Board,
Molex Incorporated, 43 years

Joseph H. Lawniczak
Director, Manufacturing,
Molex Incorporated, 22 years

Thomas S. Lee
Vice President,
New Ventures and Acquisitions,
Molex Incorporated, 23 years

G. Neil Lefort
Vice President,
Investor Relations,
Molex Incorporated, 26 years

Robert B. Mahoney
Corporate Vice President,
Treasurer and Chief Financial Officer,
Molex Incorporated, 7 years

Gary J. Matula
Vice President,
Information Systems,
Molex Incorporated, 18 years

Liam G. McCarthy
Vice President, Operations,
Europe, 26 years

Atsuhiko Nariki
Executive Director,
Business Operations,
Japan, 7 years

Kathi M. Regas
Corporate Vice President,
Human Resources,
Molex Incorporated, 17 years

David B. Root
President,
Connector Products Division,
Americas, 20 years

Thomas E. Schneider
Vice President,
Tooling Group,
Americas, 33 years

Ronald L. Schubel
Executive Vice President
and President, Americas,
21 years

Martin P. Slark
President and Chief
Operating Officer,
Molex Incorporated,
26 years

Frank Tan
Managing Director,
Greater China Region,
Far East South, 24 years

Goro Tokuyama
Corporate Vice President and
President, Far East North;
and President, Molex-Japan Co., Ltd.,
17 years

Hans A. van Delft
Division Manager,
Biberach, Europe, 15 years

Jay R. Williamson
Director, Quality,
Molex Incorporated, 9 years

Table of Contents

26 Ten-Year Financial Highlights Summary

27 Management's Discussion of Financial Condition and Results of Operations

32 Management's Statement of Responsibility

32 Independent Auditors' Report

33 Consolidated Balance Sheets

34 Consolidated Statements of Income

35 Consolidated Statements of Shareholders' Equity

36 Consolidated Statements of Cash Flows

37 Notes to Consolidated Financial Statements

48 Fiscal 2002, 2001 and 2000 by Quarter

IBC Shareholders' Information

Ten-Year Financial Highlights Summary

(in thousands, except per share data)

Operations	**2002**	2001	2000	1999	1998	1997	1996	1995	1994	1993[2]
Net revenue	**$ 1,711,497**	$ 2,365,549	$ 2,217,096	$ 1,711,649	$ 1,622,975	$ 1,539,712	$ 1,382,673	$ 1,197,747	$ 964,108	$ 859,283
Gross profit	**542,035**	858,489	854,889	673,338	670,709	640,895	562,731	512,498	410,128	352,603
Income before income taxes and minority interest	**93,221**	291,416	323,694	230,214	274,823	262,369	228,953	214,492	159,477	133,478
Income taxes	**16,684**	87,424	100,810	52,363	92,490	95,581	83,300	90,273	63,186	58,371
Net income	**76,479**	203,919	222,454	178,029	182,243	166,716	145,586	124,035	94,852	71,055
Earnings per common share:[1]										
Basic	**0.39**	1.04	1.13	0.92	0.93	0.85	0.74	0.63	0.49	0.37
Diluted	**0.39**	1.03	1.12	0.91	0.92	0.84	0.74	0.63	0.49	0.37
Net income as a percent of net revenue	**4.5%**	8.6%	10.0%	10.4%	11.2%	10.8%	10.5%	10.4%	9.8%	8.3%

Financial Position										
Current assets	**$ 915,343**	$ 891,865	$1,023,009	$ 881,338	$ 867,791	$ 873,614	$ 734,589	$ 773,036	$ 635,104	$ 497,560
Current liabilities	**359,593**	374,106	475,449	342,441	336,275	342,026	275,182	278,046	205,394	165,368
Working capital	**555,750**	517,759	547,560	538,897	531,516	531,588	459,407	494,990	429,710	332,192
Current ratio	**2.5**	2.4	2.2	2.6	2.6	2.6	2.7	2.8	3.1	3.0
Property, plant and equipment, net	**1,067,590**	1,092,567	980,775	809,602	676,161	665,468	613,125	567,303	440,995	385,828
Total assets	**2,253,920**	2,213,627	2,247,106	1,902,012	1,639,634	1,636,931	1,460,999	1,441,020	1,138,517	961,775
Long-term debt	**14,223**	19,351	21,593	20,148	5,566	7,350	7,450	8,122	7,350	7,510
Capital leases	**3,626**	6,114	—	—	—	—	—	—	—	—
Shareholders' equity	**1,827,652**	1,765,640	1,705,804	1,500,537	1,261,570	1,235,912	1,131,271	1,107,268	881,614	751,654
Return on beginning shareholders' equity	**4.3%**	12.0%	14.8%	14.1%	14.7%	14.7%	13.1%	14.1%	12.6%	10.8%
Dividends per common share[1]	**0.10**	0.10	0.09	0.05	0.05	0.04	0.03	0.02	0.02	0.02
Weighted average common shares outstanding:[1]										
Basic	**194,327**	195,471	196,060	194,340	195,750	196,389	196,768	195,343	193,313	192,264
Diluted	**195,986**	197,633	198,208	195,631	197,971	198,349	198,819	197,414	194,826	193,459

[1]Restated for the following stock dividends: 25%–January 2000; 25%–November 1997; 25%–February 1997; 25%–August 1995; 25%–November 1994.

[2]1993 results include a charge of $3,605, net of tax, for the cumulative effect of the change in accounting for postretirement benefits other than pensions.

Financial Highlights

Fiscal 2002 proved to be the most challenging year Molex has faced during its 64-year history. Revenue for the year of $1.71 billion was down 27.6 percent from the prior fiscal year. Net income for the year of $76.5 million, which included a second-quarter charge of $25.3 million (net of tax benefit of $8.9 million), declined 62.5 percent from last year. Management's early action in responding to the recession allowed Molex to maintain profitability for the year. Our strategy included sharply scaling costs to be in line with lower revenue, while maintaining our investment in new product development to better position the Company for a recovery.

Investor Returns

Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of 8.5 percent on Molex Common Stock and 4.5 percent on Molex Class A Common Stock.

A $100 investment in Molex Common Stock at June 30, 1997, together with the reinvestment of dividends, would be worth $150 at June 30, 2002, and a similar investment in Molex Class A Common Stock would be worth $125 at June 30, 2002.

In January 2000, the Molex Board of Directors distributed a 25 percent stock dividend. All shares outstanding and earnings and dividends per share have been retroactively restated for the stock dividend.

Molex Common Stock / High-Low-Close by Quarter


70
60
50
40
30
20
1998
1999
2000
2001
2002

Five-Year Cumulative Total Return

(Fiscal years ended June 30)


225
200
175
150
125
100
1997
1998
1999
2000
2001
2002
Molex Common Stock
Molex Class A Common Stock
S&P 500
Peer Group Index

Financial Position and Liquidity

Molex continues to maintain a strong financial position, funding capital projects and working capital needs principally out of operating cash flows and cash reserves, while maintaining a relatively low level of debt. Cash and marketable securities at June 30, 2002 totaled $313.3 million, an increase of $105.5 million over the prior year, and represented 13.9 percent of total consolidated assets.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $107.0 million, of which $104.3 million remain unused at June 30, 2002.

Net cash provided from operations was $395.6 million during fiscal 2002. The lower level of net income provided in fiscal 2002 in comparison with the prior year was offset in large part by a $99.1 million increase from last year in cash flows from working capital. Accounts receivable declined from the prior year due to lower revenue, as did inventories, which were also impacted by a managed effort to reduce stock levels.

Contractual Obligations and Commercial Commitments

Contractual Obligations Due By Year	2003	2004	2005	2006	2007 and after
Long-term debt	$ 1,405	$ 1,450	$ 1,501	$ 3,555	$ 7,717
Capital lease obligations	7,803	3,737	1,151	490	745
Operating leases	13,641	6,034	2,748	1,315	6,020
Total contractual cash obligations	$ 22,849	$ 11,221	$ 5,400	$ 5,360	$ 14,482

Commercial commitments consist of $2.7 million drawn on the Company's existing lines of credit. Commitments expire as follows: $1.7 million in 2003 and $1.0 million after 2006.

Net cash used for investing activities was $223.6 million in fiscal 2002, primarily due to capital expenditures and an increase in our level of investment in marketable securities. Molex's capital expenditures for fiscal 2002 of $172.5 million were scaled back from the prior year due to the severity of the economic slowdown, which created excess capacity in some locations. During fiscal 2002, Molex added new facilities in China, Korea, Poland and India while closing certain facilities in Mexico, France and the United States. In fiscal 2002, Molex facility floor space worldwide increased 9.5 percent to 6.9 million square feet.

Net cash used for financing activities was $106.1 million in fiscal 2002, primarily for the purchase of Treasury Stock. The Company purchased 2,902,000 shares of Class A Common Stock during fiscal 2002, and an aggregate total of 1,230,000 shares of Common and Class A Common Stock during fiscal 2001. The Company's Board of Directors has authorized the purchase of up to $100 million of Class A Common Stock during fiscal 2003.

Percentage of Net Revenue

Fiscal year ended June 30,

	2002	2001	2000
Net revenue	**100.0%**	100.0%	100.0%
Cost of sales	**68.3**	63.7	61.4
Gross profit	**31.7**	36.3	38.6
S, G & A expenses	**25.8**	24.5	24.3
Income from operations	**5.9**	11.8	14.3
Total other income	**(0.4)**	0.5	0.3
Income before income taxes	**5.5**	12.3	14.6
Income taxes	**1.0**	3.7	4.6
Net income	**4.5%**	8.6%	10.0%

U.S. Dollar Percentage Change	**2002-2001**	2001-2000
Net revenue	**(27.6)%**	6.7%
Cost of sales	**(22.4)**	10.6
Gross profit	**(36.9)**	0.4
S, G & A expenses	**(23.7)**	7.4
Income from operations	**(64.2)**	(11.5)
Total other income	**(158.4)**	53.4
Income before income taxes	**(68.0)**	(10.0)
Income taxes	**(80.9)**	13.3
Net income	**(62.5)%**	(8.3)%

Fiscal 2002 Compared with Fiscal 2001

Net revenue for fiscal 2002 was $1.71 billion, a 27.6 percent decline from $2.37 billion reported in the prior year. Excluding the impact of exchange rates, the decline was 26.0 percent. All regions were impacted by this worldwide decline in business levels and all were required to take drastic measures to reduce costs and improve efficiency levels to be in line with the lower revenue. In fiscal 2002, international operations generated net revenue of $1.04 billion or 61.0 percent of total Molex net revenue.

In the Americas region, net revenue was down 35 percent from the prior year. The markets most severely impacted by the downturn were the telecommunications infrastructure and fiber optics markets. Automotive was flat to slightly down, as inventories in the channels and dealerships stayed lean and consumer spending on automobiles remained level despite the economy. Industrial division product revenue was impacted by the lower level of capital investment during fiscal 2002, while networking applications and other data market related high end products such as storage systems, mainframes and servers were all down due to cutbacks in spending by original equipment manufacturers (OEMs). In addition, while the level of customer design activity continued, the conversion of design into production remained very slow as customers struggle with increasing their end-market new product sales. Overall, the region did experience sequential improvement in revenue during the latter two quarters of fiscal 2002 due to increased demand in several markets, but visibility remains very limited.

Net revenue in the Far East North region during fiscal 2002 declined 29 percent in U.S. dollars and 23 percent in local currencies compared with the prior year. Molex Japan, the principal operating company in this region, was impacted by the Japanese economy, which was hit especially hard as its local markets continued to shrink overall. Exports were depressed by the weaker economies in Europe and the Americas, which historically have been strong areas for Japan microminiature and data products. Also, Japanese customers began to transfer more programs to the Far East South region. This set of events required the successful implementation of a number of programs focused on reducing costs and inventories. In addition, consumer programs were slower to develop than anticipated early in the year and, when finally implemented, had reduced connector content and were priced lower to be successful in the market. Data and telecom related products were also adversely impacted in both Japan and across the export markets into which Japan has traditionally sold. The Korean economy faired better for our operations, with revenue in the second half of the fiscal year exceeding those in the comparable prior year period. Investment in new product development remains a priority for the entire region, especially in newly emerging markets, to position Molex well for an economic recovery.

In the Far East South, net revenue decreased seven percent in U.S. dollars during fiscal 2002 and five percent in local currencies. New programs such as sockets for next generation microprocessors, cell phones and the transfer of Japanese consumer programs bolstered the region's growth in the face of slackened demand for its traditional desktop and notebook products. Wins in peripheral products such as storage disk drive devices and the growing concentration of contract manufacturers in the region both helped support revenue levels in the face of overall demand reductions. Also of benefit was the transfer of many customer programs from Europe and the Americas to this region. As demand fell across the world for electronics products, lower cost capacity in this region was used more extensively than capacity in higher cost areas in the Americas and Europe.

Net revenue in the European region during fiscal 2002 declined 28 percent in U.S. dollars and 29 percent in local currencies from the prior year. The disproportionate weighting in this region towards telecom made it more vulnerable to the downturn than in other regions. Sales of cell phones and telecom infrastructure were hurt by the slowdown in customer capital spending. The Company's careful credit evaluation of customers in financial difficulty also resulted in reduced revenue from telecom customers. General market and distribution sales were more stable during the year but could not compensate for the declining sales to OEMs throughout the region. Many of the Company's key OEM customers encountered significant difficulties during the year, further delaying the chance to turn an awarded contract into revenue-generating products. In addition, the closure of the France membrane switch business further hurt the region's revenue, as did price erosion, which was higher in this region than in the Company overall.

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a further reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write-down costs related to certain operations being closed.

The consolidated gross profit declined to 31.7 percent of net revenue in fiscal 2002 from 36.3 percent during fiscal 2001, principally due to higher depreciation expenses. Depreciation expenses as a percent of net revenue was 10.9 percent compared with 7.5 percent last year. Inventory reductions made throughout the year to align production levels with revenue levels contributed to the decline in gross profit margin. Price erosion was more severe than in previous years, but was partially offset by the material cost reductions on most products due to more favorable pricing for raw materials and purchased components. In addition, many plants implemented four-day work weeks, extended vacations or other measures to reduce variable costs as much as possible to counteract lower revenue.

Fiscal 2002 gross profit was also impacted by $7.1 million of the aforementioned second quarter charge due to costs from the manufacturing related employment reductions. Fiscal 2001 gross profit included a $16.4 million pretax charge related to additional slow-moving and excess inventory write-offs and employment reductions.

Selling, general and administrative expenses of $441.9 million declined 23.7 percent or $137.0 million from the prior year, but as a percentage of net revenue increased from 24.5 percent in fiscal 2001 to 25.8 percent during fiscal 2002 due to lower revenue in fiscal 2002. Cost reductions in place during fiscal 2002 included across the board salary reductions from six percent to greater than 40 percent for the year, no bonus provision and sharp reductions in discretionary spending. Fiscal 2002 also included $15.7 million as part of the second quarter pretax charge related to employment reductions in selling and administrative areas, while fiscal 2001 included a $27.1 million pretax charge related to employment reductions and asset write-offs.

Research and development expenditures were $111.8 million or 6.5 percent of net revenue during fiscal 2002, compared with $134.6 million or 5.7 percent of net revenue in the prior year. These expenditures contributed to the release of 403 new product families and the granting of 464 new patents during the year. In fiscal 2002, 27.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position.

Net interest income declined 12.8 percent during fiscal 2002 due to overall lower interest rates on invested cash balances, as well as higher interest expense due to capital lease payments.

The effective income tax rate was 17.9 percent for fiscal 2002 compared with 30.0 percent in fiscal 2001. The rate for the current year was affected by a $5.0 million one-time tax benefit related to certain operations being closed as a result of the second quarter charge. This tax benefit and the tax impact of the second quarter charge reduced the effective tax rate by six percentage points. The remaining reduction in the effective tax rate from the prior year reflected a change in the mix of the Company's pretax earnings from higher rate jurisdictions in which the Company operates to lower rate jurisdictions, principally in the Far East South, as well as the ongoing global effort to reduce its income tax burden through a disciplined repatriation strategy and better planning.

Net income declined 62.5 percent to $76.5 million during fiscal 2002. Excluding the effect of foreign exchange rates, which decreased net income by $3.1 million, net income was down 61.0 percent. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) to reflect costs associated with employment reductions, the lower current value of investments in other companies and asset write-downs related to certain operations being closed. Fiscal 2001 net income includes a charge of $30.3 million (net of tax benefit of $13.2 million) related to slow and excess inventory write-offs, employment reductions and asset write-offs. Earnings per share was $0.39 during fiscal 2002 compared with $1.03 during fiscal 2001.

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The change in comprehensive income for the year was due mainly to net income and foreign currency translation adjustments. During fiscal 2002, the U.S. dollar was weaker versus the Japanese yen and the Euro when compared with the prior year, resulting in an increase in comprehensive income.

Fiscal 2001 Compared with Fiscal 2000

Net revenue rose 6.7 percent to $2.37 billion during fiscal 2001, compared with $2.22 billion during fiscal 2000. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, net revenue increased 10.7 percent. The strongest growth occurred in the first half of the fiscal year, with a sequential decline in the rate of growth in the ensuing quarters. In fiscal 2001, international operations generated net revenue of $1.38 billion, or 58.4 percent of total Molex net revenue.

Net revenue in the Americas region rose 15.4 percent in both U.S. dollars and local currencies in fiscal 2001. Growth in the fiber optics and datacommunications markets was based on high demand levels from manufacturers of telecom, network and computer equipment during the first half of the year. Revenue in the second half remained in line with prior year levels.

In the Far East North, net revenue decreased 6.4 percent in U.S. dollars and remained steady with the prior year in local currencies during fiscal 2001. A strong first half in the consumer markets was tempered by a weaker second half in which a general slowdown of the overall export market for Japan, as well as the continued sluggishness in the Japanese economy, weakened domestic capital and personal consumption. Investment in new products continued in order to be well positioned for an economic recovery.

In the Far East South, net revenue grew 5.5 percent in U.S. dollars during fiscal 2001 and 7.6 percent in local currencies. The first half of fiscal 2001 was driven by strong sales in the personal computer, computer peripheral and mobile product markets. Inventory reductions by contract manufacturers and OEMs whom the Company supplies resulted in lower than expected growth during the second half of the year. A slowdown in markets such as personal computers, coupled with price erosion that offset any volume gains, also impacted results in the second half.

Europe's net revenue increased 27.4 percent in local currencies over the prior year, however, only 13.5 percent in U.S. dollars. The region benefited from strength in the telecommunications and fiber optic markets.

The consolidated gross profit declined to 36.3 percent of net revenue in fiscal 2001 from 38.6 percent during fiscal 2000. The first half of the year remained steady, but the second half was impacted by reduced absorption of fixed costs into inventory, a significant reduction in demand and inventory reductions. Included in the fiscal 2001 gross profit is a $16.4 million pretax charge related to slow-moving and excess inventory write-offs and employment reductions.

Selling, general and administrative expenses as a percentage of net revenue increased slightly from 24.3 percent in fiscal 2000 to 24.5 percent during fiscal 2001. Fiscal 2001 included a $27.1 million pretax charge related to employment reductions and asset write-offs.

Research and development expenditures increased to $134.6 million, a 4.5 percent increase from the $128.8 million expended in fiscal 2000. These expenditures contributed to the release of 445 new product families and the granting of 562 new patents during fiscal 2001. During fiscal 2001, 32.4 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and enhance the Company's competitive position.

Net interest income declined 7.6 percent during fiscal 2001 due to a lower level of cash and marketable securities than in fiscal 2000, as well as lower interest rates.

The effective income tax rate decreased from 31.1 percent in fiscal 2000 to 30.0 percent during fiscal 2001, a result of the Company's continued repatriation strategy, the reduction of pretax earnings in higher rate jurisdictions in which the Company operates and the ongoing global effort to reduce its income tax burden through better planning.

Net income decreased 8.3 percent to $203.9 million during fiscal 2001. Excluding the effect of foreign exchange rates, which decreased net income by $8.1 million, net income was down 4.7 percent. Included in net income is a charge of $30.3 million (net of tax benefit of $13.2 million) related to slow and excess inventory write-offs, employment reductions and asset write-offs. Earnings per share was $1.03 during fiscal 2001 compared with $1.12 during fiscal 2000.

Future Accounting Changes

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. Both statements will be effective for the Company's fiscal year beginning July 1, 2002. The Company has evaluated SFAS No. 143 and SFAS No. 144 and determined that the impact on the consolidated financial statements is not material.

The Financial Accounting Standards Board recently issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Outlook

Molex is emerging from the most difficult and longest recession in its history and believes that the connector market will progressively return to more normal year-over-year growth levels. Our strong financial position provided stability during the downturn and is increasingly mentioned as a major competitive advantage by our customers. We will continue to focus on serving our customers, increasing our profits and gaining market share primarily through reinvestment. We expect revenue to increase 12 percent to 15 percent during fiscal 2003 and profits to grow faster than revenue, due to our profit leverage and cost reductions.

To further expand the Company's global presence, offer innovative products at an accelerated pace and position itself for growth as the global economy improves, Molex plans to invest $170 million to $180 million in capital expenditures and approximately $124 million in research and development for the fiscal year ending June 30, 2003. The Company continues to emphasize expansion in still promising markets such as telecommunications, networking, automotive and systems sales, while working to further strengthen its significant position as a leader in the computer and consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world.

The Company has made continued investment in new product development a priority during this slowdown and expects it will emerge from the recession with an expanded share of industry sales and profits.

The Company is subject to environmental laws and regulations in the countries in which it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No material foreign exchange contracts were in use at June 30, 2002.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for speculative purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows or to enhance the liquidity of the Company's portfolio of marketable securities. The Company's $99.8 million of marketable securities are principally debt instruments that generate interest income for the Company on temporary excess cash balances. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company's exposure related to derivative instrument transactions is, in the aggregate, not material to Molex's financial position, results of operations or cash flows.

Interest rate exposure is principally limited to the $99.8 million of marketable securities owned by the Company and $14.2 million of long-term debt. The Company does not actively manage the risk of interest rate fluctuations. However, such risk is mitigated by the relatively short-term nature of its investments—less than 12 months—and the fixed-rate nature of its long-term debt.

Molex does not have material exposure to off-balance sheet arrangements, including special purpose entities and activities that include non-exchange traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products, or geographic locations.

Management's Statement of Responsibility

The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report. The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as complete, accurate and factual as possible, management has communicated to all appropriate employees requirements for accurate record keeping and accounting.

The Company's internal control is designed to provide reasonable assurance for the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsive internal control structure that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized.

The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with accounting principles generally accepted in the United States of America.

Fred A. Krehbiel
Co-Chairman of the Board

John H. Krehbiel, Jr.
Co-Chairman of the Board

J. Joseph King
Vice Chairman and Chief Executive Officer

Robert B. Mahoney
Corporate Vice President, Treasurer and Chief Financial Officer

Independent Auditors' Report

To the Shareholders and Board of Directors, Molex Incorporated, Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
July 23, 2002

Consolidated Balance Sheets

(in thousands, except per share data)

Assets	June 30, 2002	June 30, 2001
Current assets:		
Cash and cash equivalents	**$ 213,477**	$ 138,438
Marketable securities	**99,848**	69,394
Accounts receivable:		
Trade, less allowance of $18,697 in 2002 and $19,741 in 2001 for returns and doubtful accounts	**386,150**	415,798
Inventories (Note 2)	**167,253**	213,637
Deferred income taxes (Note 4)	**27,307**	39,445
Prepaid expenses	**21,308**	15,153
Total current assets	**915,343**	891,865
Property, plant and equipment at cost (Note 2)	**2,482,105**	2,295,083
Less accumulated depreciation and amortization	**(1,414,515)**	(1,202,516)
Net property, plant and equipment	**1,067,590**	1,092,567
Goodwill, less accumulated amortization of $30,469 (Notes 2 and 9)	**160,180**	156,697
Non-current deferred income taxes (Note 4)	**61,000**	26,800
Other assets	**49,807**	45,698
	$ 2,253,920	$ 2,213,627

Liabilities and Shareholders' Equity	June 30, 2002	June 30, 2001
Current liabilities:		
Short-term loans and current portions of long-term debt and capital leases (Notes 7 and 8)	**$ 10,128**	$ 11,201
Accounts payable	**184,630**	178,035
Accrued expenses:		
Salaries, commissions and bonuses	**28,144**	48,578
Severance	**16,105**	25,328
Other	**77,693**	67,326
Income taxes payable (Note 4)	**37,893**	38,638
Dividends payable	**5,000**	5,000
Total current liabilities	**359,593**	374,106
Other non-current liabilities	**6,346**	8,398
Accrued postretirement benefits (Note 6)	**41,999**	37,660
Long-term debt (Note 8)	**14,223**	19,351
Obligations under capital leases (Note 7)	**3,626**	6,114
Minority interest in subsidiaries	**481**	2,358
Commitments and contingencies (Note 7)	**—**	—
Shareholders' equity (Notes 3 and 11):		
Common Stock, $0.05 par value; 200,000 shares authorized; 109,451 shares issued at 2002 and 109,097 shares issued at 2001	**5,473**	5,455
Class A Common Stock, $0.05 par value; 200,000 shares authorized; 103,008 shares issued at 2002 and 102,752 shares issued at 2001	**5,150**	5,137
Class B Common Stock, $0.05 par value; 146 shares authorized; 94 shares issued at 2002 and 2001	**5**	5
Paid-in capital	**311,631**	289,683
Retained earnings	**1,937,488**	1,880,450
Treasury stock (Common Stock, 9,893 shares at 2002 and 9,915 shares at 2001; Class A Common Stock, 9,624 shares at 2002 and 6,717 shares at 2001), at cost	**(362,479)**	(281,469)
Deferred unearned compensation (Note 11)	**(27,262)**	(28,407)
Accumulated other comprehensive income:		
Cumulative translation and other adjustments	**(42,354)**	(105,214)
Total shareholders' equity	**1,827,652**	1,765,640
	$ 2,253,920	$ 2,213,627

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

For the year ended June 30,	2002	2001	2000
Net revenue	$ 1,711,497	$ 2,365,549	$ 2,217,096
Cost of sales	1,169,462	1,507,060	1,362,207
Gross profit	542,035	858,489	854,889
Selling, general and administrative expenses:			
Selling	145,004	180,485	162,373
General and administrative	296,903	398,414	376,530
Total selling, general and administrative expenses	441,907	578,899	538,903
Income from operations	100,128	279,590	315,986
Other income (expense):			
Impairment charge on investments in other companies	(12,570)	(2,763)	—
Interest, net	5,986	6,854	7,417
Other	(323)	7,735	291
Total other income/(expense)	(6,907)	11,826	7,708
Income before income taxes and minority interest	93,221	291,416	323,694
Income taxes (Note 4)	16,684	87,424	100,810
Income before minority interest	76,537	203,992	222,884
Minority interest	(58)	(73)	(430)
Net income	$ 76,479	$ 203,919	$ 222,454
Earnings per common share (Based upon weighted average common shares outstanding) (Notes 2 and 3):			
Basic	$ 0.39	$ 1.04	$ 1.13
Diluted	$ 0.39	$ 1.03	$ 1.12
Dividends per common share (Note 3)	$ 0.10	$ 0.10	$ 0.09
Weighted average common shares outstanding (Notes 2 and 3):			
Basic	194,327	195,471	196,060
Diluted	195,986	197,633	198,208

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)

	Common Stock	Class A Common Stock	Class B Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Deferred Unearned Compensation	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, July 1, 1999	$ 4,306	$ 4,104	$ 5	$ 233,806	$ 1,491,337	$ (193,317)	$ (21,996)	$ (17,708)	$ 1,500,537
Comprehensive income:									
Net income					222,454				222,454
Translation adjustments								26,131	26,131
Unrealized investment loss								(1,461)	(1,461)
Total comprehensive income									247,124
Cash dividends declared					(17,629)				(17,629)
Stock dividend	1,086	1,026		(2,112)					—
Stock options									
-granted				12,571			(12,571)		—
-exercised	22	2		5,431		(584)			4,871
-cancelled				(1,071)			1,059		(12)
Stock bonus	1			828					829
Treasury stock									
-purchases						(49,607)			(49,607)
-reissuances				1,405		1,315			2,720
Deferred unearned compensation amortization							7,720		7,720
Stock option tax benefit and other	3			8,948		300			9,251
Balance, June 30, 2000	5,418	5,132	5	259,806	1,696,162	(241,893)	(25,788)	6,962	1,705,804
Comprehensive income:									
Net income					203,919				203,919
Translation adjustments								(110,583)	(110,583)
Unrealized investment loss								(1,593)	(1,593)
Total comprehensive income									91,743
Cash dividends declared					(19,631)				(19,631)
Stock options									
-granted				13,787			(13,787)		—
-exercised	35	5		10,449		(921)			9,568
-cancelled				(1,544)			1,770		226
Stock bonus	2			974					976
Treasury stock									
-purchases						(39,908)			(39,908)
-reissuances				1,907		1,253			3,160
Deferred unearned compensation amortization							9,398		9,398
Stock option tax benefit				4,304					4,304
Balance, June 30, 2001	5,455	5,137	5	289,683	1,880,450	(281,469)	(28,407)	(105,214)	1,765,640
Comprehensive income:									
Net income					76,479				76,479
Translation adjustments								61,512	61,512
Reclass of unrealized investment loss								1,348	1,348
Total comprehensive income									139,339
Cash dividends declared					(19,441)				(19,441)
Stock options									
-granted				10,280			(10,280)		—
-exercised	17	13		7,322		(1,332)			6,020
-cancelled				(3,059)			2,925		(134)
Stock bonus	1			3,463			(2,610)		854
Treasury stock									
-purchases						(80,165)			(80,165)
-reissuances				1,084		1,294			2,378
Deferred unearned compensation amortization							11,110		11,110
Stock option tax benefit and other				2,858		(807)			2,051
Balance, June 30, 2002	**$ 5,473**	**$ 5,150**	**$ 5**	**$ 311,631**	**$ 1,937,488**	**$ (362,479)**	**$ (27,262)**	**$ (42,354)**	**$ 1,827,652**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

For the year ended June 30,	2002	2001	2000
Cash and cash equivalents, beginning of year	$ 138,438	$ 164,288	$ 182,992
Cash and cash equivalents were provided from (used for):			
Operations:			
Net income	76,479	203,919	222,454
Add (deduct) non-cash items included in net income:			
Depreciation and amortization	223,687	217,954	196,352
Impairment charge on investments in other companies	12,570	2,763	—
Deferred income taxes	(19,785)	(3,804)	(17,942)
Loss on sale of property, plant and equipment	1,654	2,450	325
Fixed asset write-downs included in special charges	5,452	3,043	—
Minority interest	58	73	430
Amortization of deferred unearned compensation	11,110	9,398	7,720
Amortization of deferred investment grants	(195)	(514)	(599)
Other debits (credits) to earnings, net	664	(3,571)	(1,290)
Current items:			
Accounts receivable	46,841	63,463	(111,734)
Inventories	52,798	11,358	(43,066)
Prepaid expenses	7,034	(24,663)	1,585
Accounts payable	(408)	(77,164)	111,389
Accrued expenses	(21,069)	30,612	(7,287)
Income taxes payable	(1,261)	(18,765)	9,590
Net cash provided from operations	395,629	416,552	367,927
Investments:			
Purchases of property, plant and equipment	(172,497)	(376,300)	(337,316)
Proceeds from sale of property, plant and equipment	4,751	5,731	15,590
Purchases of businesses, net of cash acquired	(4,702)	—	(38,877)
Proceeds from sale of marketable securities	3,949,363	4,418,250	4,557,854
Purchases of marketable securities	(3,979,817)	(4,410,689)	(4,550,935)
(Increase) decrease in other assets	(20,725)	(14,002)	15,527
Net cash used for investments	(223,627)	(377,010)	(338,157)
Financing:			
Increase (decrease) in short-term loans	(853)	187	(2,349)
Decrease in long-term debt	(5,447)	(1,678)	(2,955)
Increase in long-term debt	318	308	4,400
Cash dividends paid	(19,462)	(19,555)	(15,087)
Principal payments on capital leases	(8,926)	—	—
Exercise of stock options	6,020	9,568	4,871
Purchase of treasury stock	(80,165)	(39,908)	(49,607)
Reissuance of treasury stock	2,378	3,160	2,720
Net cash used for financing	(106,137)	(47,918)	(58,007)
Effect of exchange rate changes on cash	9,174	(17,474)	9,533
Net increase (decrease) in cash and cash equivalents	75,039	(25,850)	(18,704)
Cash and cash equivalents, end of year	$ 213,477	$ 138,438	$ 164,288
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 2,225	$ 2,837	$ 1,740
Income taxes	$ 46,188	$ 87,862	$ 85,561

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except per share data)

(1) Nature of Operations
Molex Incorporated manufactures electronic components, including electrical and fiber optic interconnection products and systems; switches; value-added assemblies; and application tooling in 55 plants in 19 countries throughout the world.

(2) Summary of Significant Accounting Policies
The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements.

(A) *Principles of Consolidation* The consolidated financial statements include the accounts of Molex Incorporated and its majority-owned subsidiaries (the Company or Molex). All material intercompany balances and transactions have been eliminated. Subsidiaries in which the Company's ownership is 20 percent to 50 percent are accounted for using the equity method.

Molex does not have material exposure to off-balance sheet arrangements, including special purpose entities and activities that include non-exchange traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products, or geographic locations.

(B) *Use of Estimates in Financial Statement Preparation* The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) *Cash and Cash Equivalents* The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(D) *Currency Translation* Assets and liabilities of international entities have been translated at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period.

(E) *Marketable Securities* Marketable securities consist of a variety of highly liquid investments, with maturities generally three months to 12 months. These investments, which are principally government and municipal debt securities, are carried at their fair value. These marketable securities are classified as trading securities and, accordingly, marked-to-market adjustments are recorded in the income statement.

(F) *Fair Value of Financial Instruments* The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(G) *Inventories* Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consist of the following:

	2002	2001
Raw materials	**$ 25,753**	$ 33,729
Work in progress	**63,180**	87,776
Finished goods	**78,320**	92,132
	$ 167,253	$ 213,637

(H) *Property, Plant and Equipment* Property, plant and equipment is reported at cost less accumulated depreciation, which is provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. At June 30, property, plant and equipment consists of the following:

	2002	2001
Land and improvements	**$ 77,331**	$ 70,433
Buildings and leasehold improvements	**478,100**	446,148
Machinery and equipment	**1,279,372**	1,181,168
Molds and dies	**540,749**	473,941
Construction-in-progress	**106,553**	123,393
	$ 2,482,105	$ 2,295,083

The estimated useful lives are as follows:

Buildings	25–45 years
Machinery and equipment	3–10 years
Molds and dies	3–4 years

Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The carrying value of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted.

(I) *Research and Development and Patent Costs* Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $111,771 in 2002; $134,637 in 2001; and $128,839 in 2000.

Included in these totals are patent costs of $4,564; $6,740; and $5,921 for the years ended June 30, 2002, 2001 and 2000, respectively.

(J) *Revenue Recognition* The Company recognizes revenue at the date of shipment when risk of ownership transfers to the buyer. A liability for estimated returns based on historical return data is established at the time of sale to cover returns of defective product.

(K) *Derivative Instruments and Hedging Activities* The use of derivative instruments is limited primarily to hedging activities related to specific foreign currency cash flows or to enhance the liquidity of the Company's portfolio of marketable securities. At year-end, all outstanding derivatives were recorded on the consolidated balance sheet at fair value. For the year ended June 30, 2002, holding gains and losses on such instruments were not material to the results of operations.

(L) *Earnings Per Share (EPS)* Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive securities outstanding during the period. The basic weighted-average shares outstanding reconciles to diluted weighted-average shares outstanding as follows:

	2002	2001	2000
Basic	**194,327**	195,471	196,060
Effect of dilutive stock options	**1,659**	2,162	2,148
Diluted	**195,986**	197,633	198,208
Anti-dilutive shares	**623**	621	—

(M) *Goodwill and Intangible Assets* The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," as of July 1, 2001. This statement changes the accounting for goodwill and intangible assets, which are no longer amortized unless, in the case of intangible assets, the asset has a finite life. Goodwill, as well as intangible assets with indefinite lives, are now subject to an annual test for impairment. Upon adoption, the required initial benchmark evaluation was performed, as was an annual review again at May 31, 2002, both resulting in no impairment in the value of the Company's goodwill and other intangible assets. During the years ended June 30, 2002 and 2001, the carrying amount of the Company's goodwill changed solely due to goodwill resulting from business acquisitions. The Company did not record a goodwill impairment loss in either year.

Comparative information for prior years as if goodwill had not been amortized in those periods is as follows:

For the Years Ended June 30,	**2002**	2001	2000
Reported net income	$ **76,479**	$ 203,919	$ 222,454
Add back: Goodwill amortization	—	10,058	8,177
Adjusted net income	$ **76,479**	$ 213,977	$ 230,631
Basic earnings per share:			
Reported net income	$ **0.39**	$ 1.04	$ 1.13
Add back: Goodwill amortization	—	0.05	0.04
Adjusted net income	$ **0.39**	$ 1.09	$ 1.17
Diluted earnings per share:			
Reported net income	$ **0.39**	$ 1.03	$ 1.12
Add back: Goodwill amortization	—	0.05	0.04
Adjusted net income	$ **0.39**	$ 1.08	$ 1.16

All of the Company's intangible assets are recorded in "Other Assets" and are subject to amortization as follows:

	License fees	Patents	Total
At June 30, 2002:			
Gross carrying value	$ 17,028	$ 565	$ 17,593
Accumulated amortization	(7,593)	(410)	(8,003)
Net carrying value	$ 9,435	$ 155	$ 9,590
At June 30, 2001:			
Gross carrying value	$ 15,228	$ 565	$ 15,793
Accumulated amortization	(2,849)	(267)	(3,116)
Net carrying value	$ 12,379	$ 298	$ 12,677

Total amortization expense for intangible assets was $4,887 in 2002 and $2,414 in 2001.

Estimated aggregate amortization expense for intangible assets is as follows: $3,557 in 2003; $3,043 in 2004; $803 in 2005; $158 in 2006; and $20 in 2007.

(N) *Income Taxes* The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

(O) *New Accounting Pronouncements* The Company adopted SFAS No. 141, "Business Combinations," as of July 1, 2001. This statement requires the use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method. The Company has always used the purchase method when accounting for past business combinations, and thus no change in procedures is required going forward.

The Financial Accounting Standards Board has issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. Both statements will be effective for the Company's fiscal year beginning July 1, 2002. The Company has evaluated SFAS No. 143 and SFAS No. 144 and determined that the impact on the consolidated financial statements is not material.

The Financial Accounting Standards Board recently issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

(P) *Reclassifications* Certain reclassifications have been made to the prior years' financial statements to conform to the 2002 classifications.

(3) Capital Stock

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2002.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. The Company's Class B Common Stock outstanding has remained at 94,255 shares throughout the three-year period ended June 30, 2002.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.

In January 2000, the Board of Directors declared a 25 percent stock dividend. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. All stock and stock option amounts, as well as earnings, dividends and market prices per common share, have been retroactively restated for the stock dividend.

Changes in shares of common stock for the years ended June 30 are as follows:

	Common Stock	Class A Common Stock	Treasury Stock
Shares outstanding at July 1, 1999	86,133	82,073	11,239
Exercise of stock options	429	40	15
Purchase of treasury stock			1,365
Disposition of treasury stock			(69)
Issuance of stock bonus	24		
Stock splits effected in the form of dividends	21,674	20,520	2,967
Other	103	(4)	(86)
Shares outstanding at June 30, 2000	108,363	102,629	15,431
Exercise of stock options	704	123	22
Purchase of treasury stock			1,230
Issuance of stock bonus			(77)
Other	30		26
Shares outstanding at June 30, 2001	109,097	102,752	16,632
Exercise of stock options	330	256	42
Purchase of treasury stock			2,902
Issuance of stock bonus	24		(76)
Other			17
Shares outstanding at June 30, 2002	**109,451**	**103,008**	**19,517**

(4) Income Taxes

Income before income taxes and minority interest is summarized as follows:

	2002	2001	2000
United States	$ (5,686)	$ 98,435	$ 117,517
International	98,907	192,981	206,177
	$ 93,221	$ 291,416	$ 323,694

Income tax provisions are as follows:

	2002	2001	2000
Currently payable:			
U.S. Federal	$ 6,825	$ 34,528	$ 22,237
State	(525)	1,067	2,691
International	30,169	55,633	93,824
	36,469	91,228	118,752
Deferred:			
United States	(22,185)	(6,013)	(5,717)
International	2,400	2,209	(12,225)
	(19,785)	(3,804)	(17,942)
Total provision for income taxes	$ 16,684	$ 87,424	$ 100,810

The Company's tax rate differs from the U.S. Federal income tax rate as follows:

	2002	2001	2000
U.S. Federal income tax rate	35.0%	35.0%	35.0%
Permanent tax exemptions	(8.4)	(2.6)	(2.6)
Foreign tax credits	(5.4)	(0.6)	—
Investments	(5.0)	—	—
Valuation allowance	8.7	—	—
State income taxes, net of Federal tax benefit	(0.6)	0.4	0.8
Foreign tax rates less than U.S. Federal rate (net)	(6.0)	(2.0)	(1.0)
Other	(0.4)	(0.2)	(1.1)
	17.9%	30.0%	31.1%

As of June 30, 2002 Molex had total non-U.S. net operating loss carryforwards of $22,693 with no expiration dates, which result in deferred tax assets totalling $8,581. A valuation allowance is provided against such assets when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2002 Molex had recorded valuation allowances of $8,581 against these carryforwards.

The components of deferred tax assets and liabilities are as follows:

	2002	2001
Deferred income tax assets:		
Employee benefit programs	$ 27,396	$ 28,240
Foreign tax credit carryforwards	24,708	—
Inventory reserves	12,466	24,514
Net operating loss carryforwards	8,581	459
Allowance for doubtful accounts	5,398	4,602
Inventory–other	4,620	4,721
Patent costs	4,512	4,204
Severance	4,211	7,406
Valuation allowance	(8,581)	(459)
Other deferred Items	4,884	6,714
Total deferred tax assets	88,195	80,401
Deferred income tax liabilities:		
Depreciation and amortization	(4,010)	(17,975)
Investments	(1,094)	(3,394)
Total deferred tax liabilities	(5,104)	(21,369)
	$ 83,091	$ 59,032

The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

	2002	2001
Net deferred:		
Current asset	$ 27,307	$ 39,445
Non-current asset	61,000	26,800
Current liability	—	(1)
Non-current liability	(5,216)	(7,212)
	$ 83,091	$ 59,032

Molex has not provided for U.S. deferred income taxes or foreign withholding taxes on $407,000 of undistributed earnings of its non-U.S. subsidiaries as of June 30, 2002. Should these earnings be distributed, no additional U.S. income tax expense would be incurred due to the availability of foreign tax credits.

(5) Litigation
In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company.

(6) Pension and Other Postretirement Benefits
Pension and Other Plans The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment. The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $10,801; $9,382; and $14,141 were charged to operations during 2002, 2001 and 2000, respectively.

Other Postretirement Benefits The Company provides certain retiree health care and life insurance benefits to its employees. The cost of retiree insurance benefits is accrued over the period in which the employees become eligible for such benefits. The majority of the Company's U.S. employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. There are no significant postretirement health care benefit plans outside of the United States. The Company continues to fund benefit costs primarily as claims are paid.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0 percent in 2002, declining annually to an ultimate rate of 5.0 percent by 2007. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 445	$ (344)
Effect on postretirement benefit obligation	$ 2,734	$ (2,169)

As a result of Molex's global workforce reduction over the past year, the Company recognized net curtailment gains for its U.S. pension and postretirement plans of $640 and $113, respectively. Internationally, the Company experienced curtailment and settlement losses of $392 and $718 in its pension plans.

The weighted average assumptions used in computing the following information are presented below:

	2002 Pension U.S. Plans	**2002 Pension Int'l Plans**	**2002 Postretirement Other Plans**	2001 Pension U.S. Plans	2001 Pension Int'l Plans	2001 Postretirement Other Plans
Discount rates	**7.25%**	**3.6%**	**7.25%**	7.25%	4.0%	7.25%
Rates of increase in compensation	**4.0%**	**3.2%**	**—**	4.5%	2.3%	—
Expected long-term rates of return on plan assets	**9.0%**	**6.4%**	**—**	9.0%	6.9%	—

Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

	Service Costs	Interest Costs on Projected Benefit Obligation	Expected Return on Plan Assets	Recognized Prior Service Cost	Amortization of Unrecognized Transition Obligation	Recognized (Gains) Losses	Effect of Curtailment/ Settlement	Net Periodic Pension Expense
2002								
Pension:								
U.S. plans	$ **2,376**	$ **1,572**	$ **(1,611)**	$ **231**	$ **—**	$ **—**	$ **(640)**	$ **1,928**
International plans	**3,372**	**1,729**	**(1,463)**	**—**	**56**	**(722)**	**1,110**	**4,082**
Postretirement								
Other plans	**1,019**	**1,000**	**—**	**(292)**	**—**	**(11)**	**(113)**	**1,603**
2001								
Pension:								
U.S. plans	1,621	1,282	(1,661)	231	—	(200)	—	1,273
International plans	4,234	1,922	(1,442)	—	87	(432)	—	4,369
Postretirement								
Other plans	781	927	—	(292)	—	396	—	1,812
2000								
Pension:								
U.S. plans	1,383	1,216	(1,526)	231	66	—	—	1,370
International plans	3,677	1,861	(1,304)	—	90	(915)	—	3,409
Postretirement								
Other plans	587	607	—	(292)	—	(21)	—	881

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

	2002 Pension U.S. Plans	**2002 Pension Int'l Plans**	**2002 Postretirement Other Plans**	2001 Pension U.S. Plans	2001 Pension Int'l Plans	2001 Postretirement Other Plans
Change in benefit obligation						
Benefit obligation at beginning of year	$ **21,929**	$ **42,399**	$ **14,070**	$ 16,255	$ 51,966	$ 11,724
Service cost	**2,376**	**3,372**	**1,019**	1,621	4,234	781
Interest cost	**1,572**	**1,729**	**1,000**	1,282	1,922	927
Participants contributions	**—**	**171**	**129**	—	156	142
Special termination benefits	**—**	**—**	**—**	—	—	419
Effect of curtailment	**(845)**	**(704)**	**(867)**	—	—	—
Effect of settlement	**—**	**554**	**—**	—	—	—
Benefits paid	**(520)**	**(4,629)**	**(508)**	(412)	(1,964)	(316)
Liability (gains) losses	**(2,001)**	**7,060**	**274**	3,183	(7,007)	393
Changes in foreign currency	**—**	**4,143**	**—**	—	(6,908)	—
Benefit obligation at end of year	$ **22,511**	$ **54,095**	$ **15,117**	$ 21,929	$ 42,399	$ 14,070
Change in plan assets						
Fair value of plan assets at beginning of year	$ **18,143**	$ **19,604**	$ **—**	$ 18,690	$ 21,319	$ —
Actual return on plan assets	**518**	**(2,209)**	**—**	(135)	615	—
Employer contributions	**300**	**3,702**	**379**	—	654	174
Participants contributions	**—**	**171**	**129**	—	156	142
Effect of settlement	**—**	**(164)**	**—**	—	—	—
Benefits paid	**(520)**	**(4,287)**	**(508)**	(412)	(1,964)	(316)
Changes in foreign currency	**—**	**2,705**	**—**	—	(1,176)	—
Fair value of plan assets at end of year	$ **18,441**	$ **19,522**	$ **—**	$ 18,143	$ 19,604	$ —
Funded status	$ **(4,070)**	$ **(34,573)**	$ **(15,117)**	$ (3,786)	$ (22,795)	$ (14,070)
Unrecognized net transition liability	**—**	**757**	**—**	—	1,271	—
Unrecognized net actuarial (gain) loss	**96**	**10,668**	**1,495**	1,021	(138)	1,210
Unrecognized prior service cost	**831**	**—**	**(1,127)**	1,046	—	(1,419)
Effect of curtailment	**(205)**	**—**	**(754)**	—	—	—
Accrued pension liability included in the consolidated balance sheet	$ **(3,348)**	$ **(23,148)**	$ **(15,503)**	$ (1,719)	$ (21,662)	$ (14,279)

(7) Leases and Commitments

The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as both capital and operating leases. Some of the leases have renewal options. Assets under capital leases consist primarily of data processing equipment.

Future minimum lease payments are presented below:

Fiscal Year	Capital Leases	Operating Leases
2003	$ 7,803	$ 13,641
2004	3,737	6,034
2005	1,151	2,748
2006	490	1,315
2007 and thereafter	745	6,020
	$ 13,926	$ 29,758
Less amount representing interest, at 2% to 8%	3,027	
Present value of minimum lease payments (includes current portion of $7,273)	$ 10,899	

Rental expense was $9,949 in 2002; $11,005 in 2001; and $15,053 in 2000.

(8) Debt

The details relative to long-term debt are as follows:

	2002	2001
Mortgages	**$ 7,250**	$ 7,784
Bank loans	**3,706**	3,706
Industrial development bonds	**4,350**	8,750
Other	**322**	308
	15,628	20,548
Less current portion	**1,405**	1,197
Total long-term debt	**$ 14,223**	$ 19,351

Mortgages consist of two loans that are secured by certain buildings, carry an annual interest rate of 7.79 percent and require periodic principal payments through 2012.

The Company has two bank loans with annual interest rates of 4.5 percent and 4.75 percent, respectively, payable in periodic installments through March 2007.

Industrial development bonds, secured by certain land, buildings, and equipment, have annual interest rates ranging from 1.5 percent to 2.7 percent, with periodic principal payments through March 2011.

The long-term debt as of June 30, 2002 matures as follows: $1,405 in 2003; $1,450 in 2004; $1,501 in 2005; $3,555 in 2006; $1,455 in 2007; and $6,262 thereafter.

At June 30, 2002, the Company had available lines of credit of $107.0 million, of which $104.3 million remained unused at June 30, 2002.

Short-term loans bear an annual interest rate of 5.04 percent and mature within a 12-month period.

(9) Acquisitions

During June 2002, the Company acquired the remaining six and two-thirds percent interest in Molex GmbH from the minority shareholder, who is an officer of the Company. The purchase price paid for the remaining interest in Molex GmbH was not material to the Company.

On March 20, 2000, the Company acquired all of the assets and assumed certain liabilities of the Beau Interconnect Division of Axsys Technologies for $32.5 million in cash. Beau is a manufacturer of electronic interconnect devices.

On March 1, 2000, Molex acquired the remaining 30 percent of the common stock of Silent Systems, Inc. a manufacturer of acoustic noise reduction, heat sink and thermal management products, for $6.3 million in cash.

These acquisitions were accounted for by the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from their dates of acquisition. These acquisitions are not material to the results of operations of the Company, therefore pro forma financial data is not presented. The purchase price for the acquisitions was allocated to the assets acquired based on their estimated fair values as follows:

	2000
Current assets	$ 5,858
Property, plant and equipment	5,959
Intangibles and other assets	28,981
Liabilities assumed	(1,921)
Cash paid for acquisitions	$ 38,877

(10) Other Items

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a further reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write-down costs related to certain operations being closed. Of the approximately 800 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 400 were involved in sales and administrative positions. Employment reductions of approximately 600 occurred during the second quarter of fiscal 2002, resulting in cash payments of $5.7 million. The remaining employment reductions occurred during the second half of fiscal 2002, and severance payments will continue for up to a year for certain individuals.

Pretax charges of $7.1 million were recorded in cost of sales; $15.6 million in selling, general and administrative expenses; and $11.5 million in other expenses. The charges relating to asset and investment write-downs were credited to the respective items on the balance sheet, and the unpaid amounts relating to employment reductions were included in accrued expenses. In addition, during the second quarter of fiscal 2002, a one-time positive tax planning adjustment of $5.0 million related to certain operations being closed was recorded.

During the fourth quarter of fiscal 2001, the Company recorded a pretax charge of $43.5 million ($30.3 million, net of tax benefit of $13.2 million) to reflect costs associated with a reduction in the global workforce of approximately 950 people ($27.7 million), write-off of slow-moving and excess inventories ($12.7 million) and asset write-offs related to operations being closed ($3.1 million). Of the approximately 950 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations, and approximately 550 were involved in sales and administrative positions. Employment reductions of approximately 100 occurred during the fourth quarter of fiscal 2001, resulting in cash payments of $2.4 million. The majority of the remaining employment reductions occured during the first quarter of fiscal 2002, and severance payments will continue for up to six months to 12 months for certain individuals. The inventory written off was disposed of during the first quarter of fiscal year 2002.

Pretax charges of $16.4 million were included in cost of sales and $27.1 million in selling, general and administrative expenses. The charges relating to fixed asset and inventory write-offs were credited to the respective items on the balance sheet, and the employment reductions were included in accrued expenses.

The major components of the fiscal 2001 fourth quarter and fiscal 2002 second quarter charges and the remaining accrual balance as of June 30, 2002 were as follows:

	June 2001 Charge	December 2001 Charge	Cash Payments Made	Assets Disposed and Other	Accrued Balance at June 30, 2002
Severance and other benefits	$ 27,690	$ 18,675	$ (27,059)	$ (3,201)	$ 16,105
Inventory write-offs	12,714	—	—	(12,714)	—
Asset write-offs	3,043	15,483	—	(18,526)	—
Total	$ 43,447	$ 34,158	$ (27,059)	$ (34,441)	$ 16,105

(11) Stock Option Plans

The Company has five stock option plans currently in effect, three of which may issue future grants: the 1990 Stock Option Plan ("1990 Plan"), the 1991 Stock Option Plan ("1991 Plan"), the 1998 Stock Option Plan ("1998 Plan"), the Incentive Stock Option Plan ("ISO Plan") and the Long-Term Stock Plan ("LT Plan").

1990 Plan: This plan expired as of June 30, 1999. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 6.875 million shares of Common Stock and (2) the option price was 50 percent of the fair market value of the stock of the Company on the date of grant. The option term was five to nine years from the date of grant. Under the 1990 Plan, all shares issued were nonqualified.

1991 Plan: This plan expired as of June 30, 2000. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 3.8 million shares of Common Stock and (2) the option price was the fair market value of the stock on date of grant. The option term was five years to 11 years from date of grant.

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 12.5 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the Class A Common Stock of the Company on the date of grant. The option term is five years to nine years from the date of grant.

Stock option transactions relating to the 1990, 1991 and 1998 Plans are summarized as follows (shares are in thousands):

	1990 Plan		1991 Plan		1998 Plan	
	Shares	Wtd. Avg. Price Per Share	Shares	Wtd. Avg. Price Per Share	Shares	Wtd. Avg. Price Per Share
Outstanding at 6/30/99	2,693	$ 9.28	1,841	$18.20	954	$ 9.43
Granted	—	—	400	27.40	925	13.71
Exercised	481	8.55	82	16.84	51	9.67
Canceled	63	10.84	3	14.25	90	11.11
Outstanding at 6/30/00	2,149	$ 9.40	2,156	$19.96	1,738	$11.64
Granted	—	—	—	—	781	13.44
Exercised	360	9.47	298	17.40	117	11.13
Canceled	60	9.27	5	17.55	64	12.68
Outstanding at 6/30/01	1,729	$ 9.39	1,853	$20.38	2,338	$12.27
Granted	—	—	—	—	829	11.73
Exercised	230	10.68	100	21.63	236	12.15
Canceled	127	9.48	—	—	152	12.27
Outstanding at 6/30/02	1,372	$ 9.16	1,753	$20.30	2,779	$12.12
Options exercisable at 6/30/01	258	$10.99	241	$22.35	260	$12.12
Options exercisable at 6/30/02	161	$11.37	212	$23.74	476	$12.56

The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option. In fiscal 2002, $11,110 was charged to operations ($9,398 in 2001 and $7,720 in 2000).

ISO Plan: The most significant terms of this plan, available to executives and directors, provide that (1) options may be granted for 500,000 shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The option term is four years to 10 years from the date of grant. Under the ISO Plan, the options granted can be either incentive or nonqualified. Unless specifically stated otherwise, all options granted shall be incentive.

Stock option transactions relating to the ISO Plan are summarized as follows (shares are in thousands):

	Shares	Wtd. Avg. Price Per Share
Outstanding at 6/30/00	—	—
Granted	67	$34.18
Exercised	2	33.00
Canceled	—	—
Outstanding at 6/30/01	65	$34.22
Granted	61	26.99
Exercised	—	—
Canceled	—	—
Outstanding at 6/30/02	126	$30.71
Options exercisable at 6/30/01	—	—
Options exercisable at 6/30/02	16	$34.22

LT Plan: The most significant terms of this plan, available to executives and management, provide that (1) options may be granted for three million shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The options vest over their terms which are four years to seven years from the date of grant.

The LT Plan also allows for the grant of stock awards to certain executives based on meeting performance targets established in the Company's stock bonus plans. The awards vest over a period of generally four years and are valued at fair market value at date of grant.

Stock option transactions and stock awards relating to the LT Plan are summarized as follows (shares are in thousands):

	Shares	Wtd. Avg. Price Per Share
Outstanding at 6/30/00	—	—
Granted	657	$27.90
Exercised	—	—
Canceled	—	—
Outstanding at 6/30/01	657	$27.90
Granted	620	22.89
Exercised	25	—
Canceled	—	—
Outstanding at 6/30/02	1,252	$25.99
Options exercisable at 6/30/01	—	—
Options exercisable at 6/30/02	139	$33.00

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure provisions required by SFAS No. 123. Had the Company elected to apply the provisions of SFAS No. 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, the effects on reported net income and earnings per common share would have been as follows:

	2002	2001	2000
Net income, as reported	$ 76,479	$ 203,919	$ 222,454
Pro forma net income	70,759	199,666	219,314
Earnings per share:			
Basic	0.39	1.04	1.13
Diluted	0.39	1.03	1.12
Pro forma earnings per share:			
Basic	0.36	1.02	1.12
Diluted	0.36	1.01	1.11
Weighted average fair value of options granted during the year			
– at fair value	14.69	19.00	12.28
– at less than fair value	16.04	19.41	17.32

For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Dividend yield	0.2%	0.2%	0.2%
Expected volatility	52.02%	58.93%	41.31%
Risk-free interest rate	5.56%	5.89%	6.00%
Expected life of option (years)	4.65	4.31	4.20

The following table summarizes information about options outstanding at June 30, 2002:

Range of Exercise Prices	Number Outstanding (thousands)	Wtd. Avg. Remaining Contractual Life (in years)	Wtd. Avg. Exercise Price	Number Exercisable (thousands)	Wtd. Avg. Exercise Price
Common					
$ 6.63 – $ 9.79	890	1.8	$ 7.66	38	$ 7.77
10.00 – 11.80	666	3.3	11.23	21	11.05
11.84 – 20.80	1,061	5.1	19.09	223	17.14
23.60 – 30.03	504	5.9	26.79	88	27.49
30.89 – 30.89	4	0.3	30.89	4	30.89
Class A Common					
$ 0.00 – $ 9.60	814	4.5	$ 7.36	134	$ 9.60
9.63 – 11.57	757	4.3	11.55	9	10.56
11.65 – 13.00	960	3.2	12.59	227	12.45
13.08 – 27.10	1,004	5.1	22.56	106	16.67
29.81 – 36.30	608	5.0	32.99	151	33.00
38.19 – 38.19	15	3.3	38.19	4	38.19
	7,283			1,005	

(12) Segment and Related Information

The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components. Revenue is recognized based on the location of the selling entity. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are primarily located in western Europe. Information by geographic area is summarized in the following table:

	United States	Americas (Non-U.S.)	Far East North	Far East South	Europe	Corporate and Other	Eliminations	Total
2002								
Customer revenue	**$ 668,047**	**$ 10,018**	**$ 351,542**	**$ 380,882**	**$ 300,951**	**$ 57**	**$ —**	**$ 1,711,497**
Intercompany revenue	**92,409**	**36,643**	**124,976**	**48,901**	**27,685**	**—**	**(330,614)**	**—**
Total revenue	**760,456**	**46,661**	**476,518**	**429,783**	**328,636**	**57**	**(330,614)**	**1,711,497**
Depreciation and amortization	**81,722**	**640**	**74,996**	**21,081**	**29,939**	**15,309**	**—**	**223,687**
Tax expense	**5,939**	**—**	**13,496**	**10,197**	**2,026**	**(14,974)**	**—**	**16,684**
Net income	**19,543**	**(541)**	**34,843**	**55,182**	**1,400**	**(33,948)**	**—**	**76,479**
Identifiable assets	**1,034,253**	**9,193**	**513,282**	**413,068**	**432,259**	**150,664**	**(298,799)**	**2,253,920**
Capital expenditures	**44,459**	**618**	**44,823**	**32,370**	**26,732**	**23,495**	**—**	**172,497**
2001								
Customer revenue	$ 984,754	$ 71,514	$ 499,271	$ 404,955	$ 404,985	$ 70	$ —	$ 2,365,549
Intercompany revenue	119,973	12,469	172,473	56,132	50,138	—	(411,185)	—
Total revenue	1,104,727	83,983	671,744	461,087	455,123	70	(411,185)	2,365,549
Depreciation and amortization	73,682	3,346	78,440	19,079	27,077	16,330	—	217,954
Tax expense	45,569	(585)	38,394	11,304	6,759	(14,017)	—	87,424
Net income	91,750	(724)	79,188	52,099	20,124	(38,518)	—	203,919
Identifiable assets	1,013,701	49,736	497,381	337,280	387,578	149,865	(221,914)	2,213,627
Capital expenditures	156,531	1,747	111,251	40,983	43,507	22,281	—	376,300
2000								
Customer revenue	$ 867,765	$ 72,836	$ 521,165	$ 394,067	$ 361,166	$ 97	$ —	$ 2,217,096
Intercompany revenue	98,371	14,063	196,259	48,373	50,168	—	(407,234)	—
Total revenue	966,136	86,899	717,424	442,440	411,334	97	(407,234)	2,217,096
Depreciation and amortization	67,731	2,898	66,826	21,058	29,112	8,727	—	196,352
Tax expense	46,026	(952)	46,550	11,530	5,733	(8,077)	—	100,810
Net income	90,104	(1,496)	81,819	45,884	29,157	(23,014)	—	222,454
Identifiable assets	975,217	47,571	616,027	329,064	402,900	135,275	(258,948)	2,247,106
Capital expenditures	99,373	2,676	130,185	42,541	51,199	11,342	—	337,316

Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 2002, 2001 and 2000, no customer accounted for more than 10% of consolidated net revenue.

Fiscal 2002, 2001 and 2000 by Quarter

(in thousands, except per share data—unaudited)

	Quarter		2002		2001		2000
Net revenue	1st		$ 430,453		$ 625,925		$ 491,870
	2nd		416,460		629,319		543,009
	3rd		408,307		599,801		567,569
	4th		456,277		510,504		614,648
Gross profit	1st		137,304		244,690		193,423
	2nd		125,345		240,849		209,455
	3rd		132,272		219,036		221,137
	4th		147,114		153,914		230,874
Income/(loss) before income taxes and minority interest	1st		35,129		93,637		65,305
	2nd		(3,757)		98,451		77,504
	3rd		25,879		85,793		84,019
	4th		35,970		13,535		96,866
Income taxes	1st		9,840		29,027		19,808
	2nd		(8,005)		30,520		23,386
	3rd		6,211		24,880		26,224
	4th		8,638		2,997		31,392
Net income	1st		25,196		64,522		45,497
	2nd		4,264		67,834		54,118
	3rd		19,683		60,735		57,795
	4th		27,336		10,828		65,044
Basic earnings per common share[1]	1st		0.13		0.33		0.23
	2nd		0.02		0.35		0.28
	3rd		0.10		0.31		0.29
	4th		0.14		0.06		0.33
Diluted earnings per common share[1]	1st		0.13		0.33		0.23
	2nd		0.02		0.34		0.27
	3rd		0.10		0.31		0.29
	4th		0.14		0.05		0.33
		LOW	HIGH	LOW	HIGH	LOW	HIGH
National Market System Price of Common Stock[1]	1st	$25.76	$36.59	$43.69	$56.00	$24.40	$30.50
	2nd	26.46	32.97	34.19	57.63	25.85	45.60
	3rd	27.94	36.65	34.13	48.00	37.30	63.75
	4th	30.45	39.61	31.60	42.49	42.50	58.88
Price of Class A Common Stock[1]	1st	22.40	29.55	32.50	42.31	26.88	33.88
	2nd	22.80	28.35	24.63	43.94	29.06	46.63
	3rd	24.47	32.29	25.44	34.81	35.13	47.25
	4th	25.05	33.80	25.25	32.40	31.75	43.75

[1] Restated for the January 2000 25% stock dividend.

During the second quarter of fiscal 2002, gross profit was impacted by a pretax charge of $7.1 million relating to employment reductions. Selling, general and administrative expenses included a pretax charge of $15.6 million related to employment reductions and asset write-offs. Other expenses included a pretax charge of $11.5 million, reflecting the lower current value of investments in other companies. These combined charges reduced net income by $25.3 million (net of tax benefit of $8.9 million). The second quarter was also impacted by a $5.0 million one-time tax benefit related to certain operations being closed.

During the fourth quarter of fiscal 2001, gross profit was impacted by a pretax charge of $16.4 million relating to the write-off of slow-moving and excess inventory and employment reductions. Selling, general and administrative expenses included a pretax charge of $27.1 million related to employment reductions and asset write-offs. These combined charges reduced net income by $30.3 million (net of tax benefit of $13.2 million).

Shareholders' Information

Directors

Fred A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

Michael J. Birck

Douglas K. Carnahan

Edgar D. Jannotta

J. Joseph King

Fred L. Krehbiel

Donald G. Lubin

Masahisa Naitoh

Robert J. Potter

Martin P. Slark

Corporate Officers

Fred A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

J. Joseph King
Vice Chairman and Chief Executive Officer

Martin P. Slark
President and Chief Operating Officer

Ronald L. Schubel
Executive Vice President

James E. Fleischhacker
Executive Vice President

Robert B. Mahoney
Vice President, Treasurer and Chief Financial Officer

Werner W. Fichtner
Vice President

Goro Tokuyama
Vice President

Kathi M. Regas
Vice President

Louis A. Hecht
Secretary and General Counsel

Stock Transfer Agent

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602

Common Stock and Class A Common Stock

Molex Common Stock (Symbol MOLX) and Molex Class A Common Stock (Symbol MOLXA) are traded on the National Market System (NASDAQ) and the London Stock Exchange. Options are traded on the Chicago Board Options Exchange (CBOE).

Notice of Annual Meeting

The annual meeting of Molex shareholders will be at 10 a.m. Friday, October 25, 2002 at the Wyndham Hotel, 3000 Warrenville Road, Lisle, Illinois 60532.

Form 10-K

Form 10-K report of Molex is available by writing to the Corporate Secretary or visiting our Website, www.molex.com.

Independent Auditors

Deloitte & Touche LLP

www.molex.com

The Molex Website contains useful information about the company, its products and services; investor topics; global locations; job listings; and our online annual and quarterly reports.

Forward-looking Statement

This document contains various forward-looking statements. Statements in this document that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include: economic conditions in various regions, product and price competition, raw material prices, foreign currency exchange rate changes, interest rate changes, technology changes, patent issues, litigation results, legal and regulatory developments and other risks and uncertainties described in documents filed with the Securities and Exchange Commission.

Trademarks

Advantage; Avikrimp; AXID*; BackFlip; Beau*; Beauplug*; BLC; Boss*; BSC/BSCII; C-Grid*; C-Grid III; Claspcon; CoAxid; COMPODRE; Condor; CRC; DataGate; DL-50; DS-50; Dualcon; Eagle; Easy-On; EBBI; ETC; Euromate*; Euromod*; Eurostyle*; FlexJumper; FlexPlane; Flextran; Hawk; HBMT; H-DAC 64; HDX; HiSpec; HiSpec GS; HMC; HTC; HyperJack; Industrial Interfaces; InsulKrimp; Jet-Flecs*; KATT*; KK*; Krimptite; LFH; MagKrimp; Metrec; MFB; Mi II; Micro-C; MicroCross; Micro-Fit 3.0; Micro-Fit 3.0, BMI; Milli-Grid; Milli-Z; Mini-AXID; mini-B; Mini-C; Mini-Cam; Mini-FA; Mini-Fit; Mini-Fit, BMI; Mini-Fit, CPI; Mini-Fit, HCS; Mini-Fit, IDT; Mini-Fit, Jr.; Mini-Fit, SMC; Mini-Fit, Sr.; Mini-Fit, TPA; Mini Mi II; Mite-Y-Pin; MLX; Mobimate; Molex*; Molex-ETC; Molex Premise Networks; MOLIC; MP-Lock; MTC; MUSIC; MuxLink; MX*; MX-50; MX-PLUS; MXII; MZP; NylaKrimp; Omnigrid*; PanelMate; ParaLink; ParaLink-P; Perma-Seal; Phoenix; Picoflex; Pinsetter*; Premo-Flex; QF-50; Qik-Flecs; Radial Fin; Real Time; Sabre; SEMCONN; Sherlock; SL; SliderZ; SlimStack; Snapper; Spectre; Spirit; SPOX; Synergy; TM-40; TPA; Trifurcon; Twin-Stack; Ulti-Mate; Ultra+; VersaKrimp; VibraKrimp; Wafercon; Wire Trap-Lite; Zifcon; Zipcon; Zyton; Z-Zone

*Registered trademarks of Molex Incorporated

Corporate Headquarters

2222 Wellington Court
Lisle, Illinois 60532 U.S.A.
Telephone: 630-969-4550
Telefax: 630-969-1352

Americas Headquarters

Lisle, Illinois 60532 U.S.A.
Telephone: 1-800-78MOLEX
Telefax: 630-969-1352

Far East North Headquarters

Yamato, Kanagawa, Japan
Telephone: 81-462-65-2324
Telefax: 81-462-65-2366

Far East South Headquarters

Jurong, Singapore
Telephone: 65-6-268-6868
Telefax: 65-6-265-2985

European Headquarters

Munich, Germany
Telephone: 49-89-413092-0
Telefax: 49-89-401527

Design: Froeter Design Company, Inc., www.froeterdesign.com **Narrative:** LoCurto and Associates **Product Photography:** Bjornson Photography **Portait Photography:** Tony Armour Photography Inc., www.tonyarmour.com

Molex Incorporated 2222 Wellington Court Lisle, Illinois 60532 U.S.A.